4/9



03007971

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dairy Farm Intl Holdings

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FILE NO. 82- 2962 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 4/10/03

Dairy Farm

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

Annual Report 2002


惠康 wellcome

7 ELEVEN

IKEA
宜家傢俬


Cold Storage
The fresh food people


guardian

Giant

萬寧 mannings


美心 Maxim's


頂好 Wellcome

STARBUCKS COFFEE

HEALTH AND GLOW

HERO

OLIVE YOUNG

PHOTO FINISH


FOOD WORLD

Our goal is to create long-term shareholder value by satisfying Asian consumers' needs for wholesome fresh foods, consumer and durable goods.

Contents

Corporate Information	1
Corporate Overview	2
Highlights	3
Chairman's Statement	4
Group Chief Executive's Review	6
Community Involvement	9
Financial Review	10
Directors' Profiles	13
Financial Statements	14
Independent Auditors' Report	49
Five Year Summary	50
Principal Subsidiaries, Associates and Joint Ventures	51
Corporate Governance	52
Shareholder Information	55
Management and Offices	56

Jardines

A member of the Jardine Matheson Group

CORPORATE INFORMATION

Directors

Simon Keswick
Chairman

Percy Weatherall
Managing Director

Ronald J Floto
Managing Director

George Joseph Ho

Brian Keelan

Henry Keswick

Dr George C G Koo

R C Kwok

C G R Leach

Norman Lyle

Howard Mowlem

Owen Price

James Watkins

Company Secretary and Registered Office

C H Wilken

Jardine House
33-35 Reid Street
Hamilton
Bermuda

Dairy Farm Management Services Limited

Directors

Percy Weatherall
Chairman

Ronald J Floto
Group Chief Executive

Howard Mowlem
Group Finance Director

Ed Chan
Regional Director, North Asia

Michael Kok
Regional Director, South Asia

Brian Keelan

Norman Lyle

James Watkins

Michael Wu

Corporate Secretary

N M McNamara

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

Dairy Farm is a leading pan-Asian retailer. At 31st December 2002, the Group and its associates operated 2,300 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 52,500 people in the region; and had 2002 total sales from continuing operations of US$4.0 billion.

The Group operates under well-known local brands, including:

- Supermarkets – Wellcome in Hong Kong and Taiwan, Cold Storage in Singapore and Malaysia, Giant in Malaysia, Hero in Indonesia, and Foodworld in India;
- Hypermarkets – Giant in Malaysia, Singapore and Indonesia;
- Health and beauty stores – Mannings in Hong Kong, Guardian in Singapore, Malaysia and Indonesia, Health and Glow in India, and Olive Young in South Korea;
- Convenience stores – 7-Eleven in Hong Kong, Southern China and Singapore; and
- Home furnishings stores – IKEA in Hong Kong and Taiwan.

The Group has a 50% interest in Maxim's, Hong Kong's leading restaurant chain.

Dairy Farm International Holdings Limited is incorporated in Bermuda and has its primary share listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. It has a sponsored American Depositary Receipt programme. The Group's businesses are managed from Hong Kong by Dairy Farm Management Services Limited through its regional offices. Dairy Farm is a member of the Jardine Matheson Group.

Corporate Overview

Our vision is to be a leading retailer in Asia in terms of sales and long-term shareholder value creation.

High-Quality, Low-Cost Retailing

Dairy Farm aims to be a leader in all its market sectors. Our core strategic plan is to focus on retailing – we strive to offer consumers value-for-money through the low-cost, efficient distribution of high-quality foods, consumer and durable goods in our supermarkets, hypermarkets, health and beauty, convenience and home furnishings stores.

Asia Focus

The Group is geographically committed to Asia. In addition to developing our existing operations, we will achieve growth by exploring new investment opportunities within the region.

Multiple Formats, Shared Services

We operate multiple formats in most markets and achieve economies of scale by supporting these with shared infrastructure for logistics, human resources, finance, procurement and information technology systems.

Long-Term Shareholder Value Creation

The Group's basic philosophy is to maintain financial strength through prudent financing. We take a long-term view of business development and believe in striking a balance between investment in mature cash-flow activities and investment in new businesses. Shareholder value creation is the performance yardstick for the long-term incentive programme of the management of the Company.

Highlights

- Strong profit recovery
- Progress in all our Hong Kong operations
- Good performances in Singapore, Malaysia and Taiwan
- Sale of Woolworths New Zealand completed
- Return of capital offered

- Results

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties		
Change %	2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m	Change %
			Sales from continuing operations			
7	2,802	**2,987**	– Subsidiaries	**2,987**	2,802	7
7	3,714	**3,965**	– Include associates	**3,965**	3,714	7
100+	33	**102**	Underlying net profit	**102**	33	100+
100+	30	**343**	Net profit	**343**	30	100+
1.2%	4.6%	**5.8%**	Underlying EBITDA to sales	**5.8%**	4.6%	1.2%
%	US¢	**US¢**		**US¢**	US¢	%
100+	2.00	**6.64**	Underlying earnings per share	**6.66**	2.02	100+
100+	1.80	**22.41**	Earnings per share	**22.43**	1.82	100+
100+	–	**3.00**	Dividends per share	**3.00**	–	100+

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS'), which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the Chairman's Statement, Group Chief Executive's Review, Financial Review and Five Year Summary are based on this supplementary financial information unless otherwise stated.

Chairman's Statement

" Dairy Farm achieved a significant improvement from a broadly based increase in earnings. "

Overview

Dairy Farm achieved a significant improvement in its results in 2002 from a broadly based increase in earnings, despite difficult economic conditions prevailing in the region. The Group's strategy in recent years has been to focus on Asian businesses, which are regarded as having good long-term growth potential. To this end, the subsidiary in New Zealand was sold at a significant premium. The Group remains active in expanding its existing operations and is also seeking new opportunities for growth in the region.

Results

The Group's continuing operations showed a substantial increase in underlying profit in 2002, rising by US$69 million to US$102 million for the year. This result was built on a 7% increase in sales, including associates, to US$4.0 billion, combined with an overall reduction in the cost of doing business. Net profit, including the profit on sale of Woolworths New Zealand, was US$343 million, compared to US$30 million in 2001.

Underlying earnings per share were further enhanced by share repurchases and rose from US¢2.02 to US¢6.66. Including the profit on sale of Woolworths, the basic earnings per share were US¢22.43, compared to US¢1.82 per share in 2001.

In view of the improvement in the Group's performance, the Board is recommending a final dividend of US¢2.00 per share, payable on 14th May 2003 to shareholders registered on 4th April 2003. This will give a total dividend of US¢3.00 per share in respect of 2002. The Company paid no dividend in 2001.

Corporate Developments

Dairy Farm sold Woolworths, its New Zealand supermarket business, in June 2002 producing a gain on sale of US$231 million and a net cash inflow of US$285 million. Since its acquisition in 1990 Woolworths had operated profitably, but with the Group's increasing Asian focus, it became peripheral to our primary strategy despite its excellent management record.

In 2002 the Group repurchased some ten per cent. of its share capital in a tender offer at a total cost of approximately US$130 million. The Group retains a substantial net cash position of US$400 million. In the circumstances, the Directors consider it appropriate to offer a return of value to shareholders by proposing to repurchase up to 170 million shares, representing some 11% of the current issued share capital. This is to be carried out by way of a tender offer at a price range of US$0.96 to US$1.10 per share. The proposal gives shareholders a choice to sell shares at a significant premium to the recent market price or to increase their proportionate stake by retaining their shares. A circular containing full details of the tender offer is being sent to shareholders.

Total Sales*


US$b
4
3
2
1
0
2000
2001
2002
Maxim's
South Asia
North Asia

* Continuing operations

Operations

Our businesses in Southeast Asia achieved a substantial increase in sales and profits in 2002, largely due to the improved performance of the Singapore operations and the successful development of Giant hypermarkets in Malaysia. The Group opened six hypermarkets in Southeast Asia, including its first two in Indonesia. We will continue to expand the Giant network and strengthen its position as Southeast Asia's leading hypermarket retailer.

The IKEA home furnishings business in Hong Kong and Taiwan was purchased in October for US$27 million. IKEA is a world-leading home furnishings brand, and the Group is well placed in terms of experience and resources to develop its network of outlets.

Profits in North Asia also showed significant improvement. Mannings health and beauty stores in Hong Kong had an excellent year and continued to win market share. The performance of Wellcome Hong Kong also improved as the business continued its turnaround. The expansion of the 7-Eleven network in Guangdong gathered pace as 61 stores were added to end the year with 127 outlets. The Group has also continued to expand Wellcome Taiwan and the acquisition of a 22-outlet chain in early 2003 increased its total outlets to 144. In December, the Group entered the South Korean market through a joint venture with CJ Corporation to operate health and beauty stores.

Maxim's, our Hong Kong restaurant joint venture, produced an improved result and continued to expand its successful Starbucks business with 12 stores added in Hong Kong and the first stores opened in Macau and Shenzhen.

People

The Group employs 52,500 people in more than 2,300 stores and in related support functions throughout Asia. The management and staff are working hard on the transformation of the Group, and we are confident that we have the skills, resources and experience to build on this year's result. On behalf of the Board, I would like to thank all our employees for their efforts in 2002.

Outlook

The Group has a strong balance sheet with businesses that are well tailored to their individual markets. Our priority remains to build our existing operations, with particular emphasis on expanding our hypermarket activities and on the development of our business in China.

Simon Keswick
Chairman

25th February 2003

"Our priority remains to build our existing operations, with particular emphasis on expanding our hypermarket activities and on the development of our business in China."

Group Chief Executive's Review

> "Asia remains a challenging and uncertain economic environment, but one of promise as well. We are confident we have the retailing expertise and formats to succeed."

The Group achieved significant improvements in 2002 despite economic and competitive challenges in the region. The results affirm our decision to focus the Group on Asian markets.

Milestones

We completed several transactions, and reached important milestones during 2002:

- In April, we repurchased 170 million shares, representing some ten per cent. of our issued capital, for a total cost of US$130 million.

- In June, we sold our New Zealand supermarket business, Woolworths, producing a gain on sale of US$231 million and generating cash of US$285 million. We are grateful for the professionalism and dedication of the Woolworths management and staff throughout our ownership.

- In October, we acquired five supermarkets in Taiwan, and just after year-end we continued this expansion by acquiring the Kayo chain of 22 supermarkets, increasing the total outlets to 144.

- Also in October, we acquired IKEA Hong Kong and Taiwan for US$27 million. We look forward to integrating this well-known home furnishings business into the Group, improving the sales trend and expanding the network.

- In December, we commenced operations in South Korea through a 50:50 joint venture with CJ Corporation to operate health and beauty stores. The joint venture currently operates five outlets, and we look forward to growing the business in this promising new market.

- We opened six Giant hypermarkets in Southeast Asia, comprising the launch of two in Indonesia, a further three in Malaysia and one in Singapore. We now operate 13 hypermarkets.

- 7-Eleven China celebrated its 100th store in Guangdong Province in August, and ended the year with 127 stores.

- Maxim's opened its first Mainland China Starbucks outlet in Shenzhen, as well as its first outlet in Macau.

Regional Review

South Asia

Singapore

Singapore continued to achieve good growth, particularly in hypermarkets and **Cold Storage** supermarkets. We ended the year with 38 outlets, after opening five new stores. Cold Storage continues to develop the middle and upper market segments.

A third **Giant** hypermarket was opened in November with promising results. The established hypermarkets continue to improve performance. Giant's strategy of 'Great Value, Big Variety' has proved very popular, and we are confident of continued growth.

Guardian expanded significantly during the year, opening 12 new stores to reach 102 stores by year-end. Results improvements were in line with our plan to increase market share in both the prescription drugs and the health and beauty sectors.

7-Eleven, Singapore's leading convenience store chain, again performed strongly with results improving for the fourth consecutive year. Eighteen stores were opened during the year, which ended with 173 outlets, including 62 franchised stores. The extensive network of stores enabled 7-Eleven to expand its income generating services, including utility and phone bill payments and 'topping up' of cash cards.

Photo Finish improved on its prior year result. We continued to invest in new technology to establish Photo Finish as a leading digital imaging business. Online printing through the internet was introduced to make our digital printing service more convenient, and 'budget print' service was introduced in all Dairy Farm's retail outlets in Singapore. We are exploring options for regional expansion of Photo Finish.

Malaysia

Giant had a successful year in 2002, opening three new hypermarkets including our first on Malaysia's east coast at Kuantan. At year-end, the chain comprised eight hypermarkets and 11 supermarkets, making Giant the leading retailer in Malaysia. In 2003, we aim to open additional outlets.

Guardian was again one of the Group's best performing businesses, achieving record results. Sixteen new stores were added, bringing the total to 96 outlets. As the leading pharmacy chain in Malaysia, the Guardian brand is widely recognized for service and product range. Guardian will continue to expand its network of stores in 2003.

Indonesia

Hero supermarkets had a difficult year, due to both intense competition from foreign hypermarkets and government mandated increases in utility, transport and labour costs. Hero launched the **Giant** hypermarket format during the year, with the first store in Jakarta and a second in Surabaya. We are confident the Giant format is well suited to the Indonesian market and plan to open more outlets in 2003. Hero also opened 15 supermarkets during the year and closed seven, bringing the supermarket total to 91 at year-end. Hero is Indonesia's leading food retailer, and Giant represents an important strategic move to complement the successful Hero supermarket format.

India

Foodworld, the Group's 49%-owned supermarket joint venture, opened 16 new stores bringing the total to 84 outlets. These outlets are located over five regional cities in Southern India. The costs associated with this rapid expansion programme meant that the business made a small loss for the year. We remain confident in the long-term potential of the Indian market and look forward to continuing to expand the chain.

Health and Glow, the Group's 50%-owned health and beauty joint venture, enjoyed an improved year. The business is profitable at store level, but incurred a small net loss due to the limited scale of operations.

North Asia

Hong Kong

Hong Kong continued to be a very challenging market with intense competition, high unemployment and a fourth year of deflation. Against this background, our businesses performed well.

Wellcome showed substantial improvement in 2002 with a modest increase in sales and significant reduction of expenses. The proportion of fresh sales, which over time will drive sales and improve margins, continues to grow. Investment returns are not yet at acceptable levels and we are targeting continued improvements. In accordance with our policy of providing a modern and well-equipped shopping environment, we completed 22 major store refurbishments during the year and opened seven new stores.

7-Eleven convenience stores had a challenging year with only a modest sales increase. We opened 39 stores during the year, bringing the store count to 477, including 256 franchised stores. Future growth will be achieved by adding stores and by providing innovative services and new products.

Mannings continued to perform strongly in Hong Kong's health and beauty sector. Targeted merchandising complemented by superior customer service and timely promotions resulted in another year of improved results. The total number of outlets increased to 189 after opening 21 stores during the year. Mannings was awarded Hong Kong's Retailer of the Year in its category for the third consecutive year. We are confident of significant growth opportunities for Mannings and will continue to expand this successful business.

IKEA, the home furnishings business operating in Hong Kong and Taiwan, was acquired in October and its first meaningful contribution to the Group result will be 2003. IKEA is a leading brand with an excellent range of merchandise. We look forward to integrating this business into the Group and expanding its network of stores, particularly in Taiwan.

Ice manufacturing and cold store operations achieved satisfactory returns relative to the industry. We are confident the returns will improve with a turnaround in the economy and are currently reviewing new strategies for the business.

Maxim's, our 50%-owned restaurant associate, had a challenging year. While sales fell slightly, net profit increased thanks to effective cost savings programs implemented during the year. The results of the fast food division were impacted by severe price competition.

Starbucks continued to develop successfully, with 35 outlets opened in Hong Kong since its launch in mid-2000. We also opened the first stores in Macau and Shenzhen during 2002.

Mainland China

7-Eleven opened 61 convenience stores in Guangdong and Shenzhen, for a total of 127 stores by year-end. The chain has not yet reached the critical mass necessary to generate a profit but continues to expand and evolve to meet consumer demands.

Taiwan

Wellcome supermarkets had another excellent year with significantly improved results. Store operating costs and margins were tightly controlled. The extension of 24-hour trading to more stores, and aggressive investment in new stores, contributed to the improved performance. We opened nine new stores and acquired a further five supermarkets during the year. Just subsequent to year-end, 22 Kayo supermarkets were acquired. This significant growth will strengthen our leading position in the supermarket sector.

South Korea

We are confident that our new joint venture with CJ Corporation will provide a successful means of entry into the dynamic South Korean market. The joint-venture commenced operations in December with five **Olive Young** health and beauty stores in Seoul. Our initial investment was US$5 million and we plan to expand the chain aggressively.

Strategy And Priorities

Our strategy remains unchanged:

- Focus on retailing in Asia;
- Profitable formats tailored to local markets;
- Leading positions in developing markets; and
- Efficient support functions: shared logistics, procurement and administration.

Our priorities for investment will continue to be:

- Expansion of hypermarkets in Malaysia, Indonesia and Singapore;
- Extending convenience store operations in Mainland China;
- Bolt-on acquisitions in existing markets; and
- Entering other Asian markets.

Outlook

The Dairy Farm team has achieved improvements in 2002 despite difficult economic times. Asia remains a challenging and uncertain economic environment, but one of promise as well. We are confident we have the retailing expertise and formats to succeed.

I wish to thank all the staff at Dairy Farm for their hard work and achievements in 2002.

Ronald J Floto
Group Chief Executive

25th February 2003

Community Involvement

Responsible Corporate Citizen

Dairy Farm is an Asian retailer employing 52,500 staff across the region. Shared goals and values hold our people together. Our key values are an unrelenting focus on results and an uncompromising commitment to integrity. Clear guidelines are set out in our Code of Conduct to protect the reputation of the Group, as well as to provide guidance on how to treat our customers, business partners and colleagues with openness, fairness and respect.

People Development

Dairy Farm has sponsored the '7-Eleven Seminar Series' at Lingnan (University) College in Guangzhou for the last three years. Senior executives from the Group and prominent guests address the university's International MBA programme students on a range of business topics.

Since 2000, Dairy Farm has been working closely with Christian Action in Hong Kong to organize retraining courses for vulnerable groups. More than 18 retraining classes have been conducted and over 200 retrainees were hired after completion of training. Dairy Farm was awarded the Certificate of Outstanding Performance by the Employee Retraining Board in 2001 and 2002.

Dairy Farm has been a corporate sponsor of AFS Intercultural Programs Inc, a volunteered-based multicultural exchange network, for the last 16 years. In 2002, two children of Dairy Farm employees in Hong Kong received AFS corporate scholarships to study in Australia and New Zealand respectively.

Cold Storage Singapore was awarded the People Developer Award 2002 for excellent human resource practices by the Standards, Productivity and Innovation Board.

In Malaysia, Giant's Centre of Retail Excellence was launched in September 2002. The first of its kind in the country, the centre was established as a developmental and skills resource centre for Giant and its associate companies.

7-Eleven Hong Kong joined hands with its franchise partner, the Rehabilitation Alliance Hong Kong, to employ disabled people in 7-Eleven stores. The chain also worked with Youth Outreach to offer the first employment opportunity and training in basic skills for youngsters.

Community Services

The Group is participating in MINDSET, a philanthropy initiative launched by our parent company, the Jardine Matheson Group, which aims to raise awareness of mental health issues and provide practical support in this sector. We are also a long-time supporter of the Community Chest's Corporate Contribution Programme, with proceeds going towards its mental health agencies in 2002.

During the year, the Group's businesses also played an active role in community services. Some of the activities included:

- Over 5,200 Dairy Farm Singapore team members participated in the 'We Brighten Up Your Day' campaign. With full support from Singapore Kindness Movement, a local government unit, team members, business partners and even customers were recognized for being warm, sincere, friendly and helpful.
- In Hong Kong, Dairy Farm, 7-Eleven and IKEA were awarded the official title of 'Caring Company' under a new programme established by the Hong Kong Council of Social Service aimed at promoting good corporate citizenship.
- For the sixth consecutive year, Guardian Malaysia joined hands with MAKNA National Cancer Council to raise funds for the provision of financial assistance and counselling to cancer patients.
- Cold Storage Singapore was presented with the Corporate Gold Award for its generous contribution to the Community Chest.
- In celebration of its 30th birthday, Mannings Hong Kong launched a very successful Smile Campaign in July to raise funds for the Hong Kong Council of Early Childhood Education and Services.
- 7-Eleven Singapore adopted the Movement for the Intellectually Disabled in Singapore as its Charity for 2002.
- IKEA Hong Kong has set up a volunteer team in 2002 to serve the local community.

Financial Review

"The results for 2002 showed a profit recovery in our continuing operations and a substantial gain on sale of Woolworths New Zealand."

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), which do not permit the valuation of leasehold interests in land. The Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in this Financial Review are based on the supplementary financial information.

There have been no changes to the Group's accounting policies during the year.

Performance

The results for 2002 showed a profit recovery in our continuing operations and a substantial gain on sale of Woolworths New Zealand. In order to provide a clearer picture of our continuing operations, additional financial information has been provided to separate the effect of discontinued operations.

Sales from continuing operations excluding associates were US$2,987 million, a 7% increase over last year. This produced an underlying PBIT of US$80 million, representing 2.7% of sales and an increase of US$46 million over last year. Underlying EBITDA to sales of 5.8% also improved from 4.6% last year. The profit increase was broadly based and achieved through improved sales and an overall reduction in the cost of doing business. The underlying profit after tax increased to US$102 million from US$33 million last year, excluding property revaluation deficits.

Underlying PBIT by Region

	2002 US$m			2001 US$m		
	1st half	**2nd half**	**Full year**	1st half	2nd half	Full year
North Asia	**12**	**35**	**47**	(4)	24	20
South Asia	**20**	**22**	**42**	14	17	31
Maxim's	**15**	**22**	**37**	12	21	33
Support office/other	**(6)**	**(5)**	**(11)**	(6)	(9)	(15)
Underlying PBIT	**41**	**74**	**115**	16	53	69
Underlying EBITDA	**69**	**106**	**175**	47	82	129

It is the Group's policy to have all owned properties independently valued every three years. A revaluation was performed in 2002 by professional valuers which produced a net revaluation deficit of US$8 million. To the extent that the value of individual properties fell below depreciated cost, a deficit of US$6 million has been recognized in the profit and loss account. The Group's total property value amounted to US$330 million.

The overall tax charge was US$16 million, compared to US$19 million last year. This reduction reflected the fact that the improved profitability occurred in areas where the Group has accumulated tax losses, permitting the recognition of an additional US$8 million of deferred tax assets.

Underlying earnings per share were US¢6.66, compared to US¢2.02 last year. This increase reflects the profit recovery and the enhancements achieved by share repurchases during the year. Basic earnings per share were US¢22.43 compared to US¢1.82 last year, the increase being largely a result of the gain on sale of Woolworths New Zealand.

Sale of Woolworths

The Group sold Woolworths, its New Zealand supermarket business, in June 2002 producing a profit on sale of US$231 million, and net cash inflow of US$285 million. Including the trading profit to June 2002, the total profit amounted to US$242 million.

Cash Flow

The Group ended the year with a net cash position of US$400 million. This is an increase of US$310 million resulting from the sale of Woolworths and cash flows from continuing operations of US$281 million, partly offset by the repurchase of shares for US$135 million. The continuing operations' cash flow was US$81 million above last year and reflects improvements in both operating profits and working capital management.

Our continuing operations' capital expenditure was US$111 million compared to US$96 million last year. We also invested US$30 million in new businesses, namely the IKEA home furnishings businesses in Hong Kong and Taiwan, and the Olive Young health and beauty joint venture in Korea.

Balance Sheet

The Group's balance sheet remains in a strong position with US$552 million in bank deposits at year end. The Group's total assets excluding cash were US$1,229 million, representing a decrease of 8% on last year, mainly resulting from the sale of Woolworths. Net operating assets excluding cash and debt totalled US$450 million, representing a 19% decrease on last year. This reflects improvement in working capital management.

2002 Capital Expenditure


By region
By type
New Zealand (5%)
South Asia (30%)
North Asia (65%)
IT (6%)
Investments (20%)
Infrastructure (2%)
Stores (72%)
Total: US$149m

Dividend

In view of the Group's improved underlying performance, the Board has declared a final dividend of US¢2.00 per share, payable on 14th May 2003. This will make a total dividend of US¢3.00 per share in respect of 2002, representing a payout ratio of 45% of the Group's underlying profit.

Financing

Borrowings are normally taken out in local currencies by our operating subsidiaries to partially hedge and fund our investments. The Group, excluding associates, had committed banking facilities of US$339 million against gross debt of US$208 million. This represents significant reductions during the year in gross borrowings of US$213 million, and committed facilities of US$290 million. As at year end, the average life to maturity of committed facilities was 3.3 years.

Net interest expense fell to US$4 million from US$35 million. This reduction reflects the lower debt levels following the sale of Franklins during 2001 and was assisted by lower average interest rates.

Financial Risk Management

The main financial risks faced by the Group arise from interest rates and exchange rates. The Group uses financial instruments, including derivatives, to manage these risks. It is our policy not to engage in speculative activity and the Group avoids complex financial instruments.

Derivatives, predominantly interest rate swaps and interest rate caps, are used to manage exposure to interest rates. The broad policy is to fix or cap between 40% and 60% of the interest cost on gross outstanding debt. At year-end, US$148 million of gross debt was fixed with an average tenor of 1.4 years.

The risk of exchange rate movements affecting asset values is significantly offset by entering into local foreign currency borrowings, forward exchange rate transactions and swaps. The Group does not hedge exposure to currency movements that affect the translation of the profits earned in foreign currencies, except to the extent that those profits are expected to be distributed to the holding company. Transactional currency exposures, resulting predominantly from purchases in currencies other than the subsidiaries' reporting currencies, are hedged by forward foreign currency transactions.

Audit Committee

The Audit Committee comprises Percy Weatherall (Chairman), Brian Keelan, Norman Lyle and James Watkins in their capacity as non-executive directors of the Group's management company, Dairy Farm Management Services Limited.

The Audit Committee receives reports from the external auditors, reviews the interim and annual financial statements, and receives regular reports from the internal audit function. The Committee also reviews the operation and effectiveness of the Group's internal controls and procedures. Executive directors and representatives of the internal and external auditors attend the Committee meetings by invitation.

Howard Mowlem
Group Finance Director

25th February 2003

Directors' Profiles

Simon Keswick
Chairman
Mr Simon Keswick joined the Board and became Chairman in 1986. He joined the Jardine Matheson group in 1962 and is also chairman of Hongkong Land Holdings, Mandarin Oriental, and a director of Jardine Lloyd Thompson, Jardine Matheson and Jardine Strategic. He is also a director of Hanson and chairman of The Fleming Mercantile Investment Trust.

Percy Weatherall
Managing Director
Mr Weatherall was appointed as Managing Director in 2000. He has been with the Jardine Matheson group since 1976 during which time he has held several senior executive positions, most recently the chief executive officer of Hongkong Land Holdings. He is chairman of Jardine Matheson Limited, and managing director of Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and Mandarin Oriental.

Ronald J Floto
Managing Director
Mr Floto joined the Board in 1997. He has extensive experience in the supermarket industry and was formerly executive vice president of Kmart Corporation and president of Super Kmart in the United States.

Howard Mowlem
Group Finance Director
Mr Mowlem was appointed as Group Finance Director in 2001. He first joined the Group in 2000 as finance director, North Asia and was also appointed as chief executive of OneResource Group. He previously held a number of senior financial positions in the Australian retail sector. Mr Mowlem is a Fellow of the Australia Society of CPAs.

George Joseph Ho
Mr Ho joined the Board in 1998. He was previously engaged in private law practice in San Francisco and is currently engaged in the broadcasting, multi-media and telecommunications industries. Mr Ho is also chairman of Hong Kong Commercial Broadcasting Company and executive director of ABC Communications (Holdings).

Brian Keelan
Mr Keelan joined the Board in 2001. He had worked for the preceding 25 years as an investment banker in London and New York, the last 12 years at UBS Warburg where he was a board member and managing director of corporate finance. He is also a director of Jardine Matheson Limited, Cycle & Carriage, Hongkong Land Holdings, Jardine Matheson, Jardine Strategic, Mandarin Oriental and MCL Land. Mr Keelan is chairman of the City Disputes Panel in London, of which he has been a director since 1994.

Henry Keswick
Mr Henry Keswick joined the Board in 1988. He is chairman of Jardine Matheson, having first joined the Jardine Matheson group in 1961, and is also chairman of Jardine Strategic and vice chairman of the Hong Kong Association. He is a director of Hongkong Land Holdings and Mandarin Oriental.

Dr George C G Koo
Dr Koo, a Fellow of the Royal College of Surgeons, was appointed as a Director in 1990. He is the founder and managing director of the Hong Kong Lithotripter Centre and a member of the Political Consultative Committee of Chekiang Province of the People's Republic of China. He is also a director of Jardine Strategic.

R C Kwok
Mr Kwok is a Chartered Accountant and has been a Director since 1986. He joined the Jardine Matheson group in 1964 and is a director of Jardine Matheson Limited, Hongkong Land Holdings, Jardine Matheson, Jardine Strategic, Mandarin Oriental and SIIC Medical Science and Technology (Group).

C G R Leach
Mr Leach joined the Board in 1987. He is deputy chairman of Jardine Lloyd Thompson, and a director of Hongkong Land Holdings, Jardine Matheson, Jardine Strategic and Mandarin Oriental. He is also a trustee of the British Library. He joined the Jardine Matheson group in 1983 after a career in banking and merchant banking.

Norman Lyle
Mr Lyle is a Chartered Management Accountant and joined the Board in 1997. He was formerly the general manager, finance of Zeneca Group. He is a director of Jardine Matheson Limited, Jardine Matheson and Jardine Strategic. He is also chairman of the British Chamber of Commerce in Hong Kong.

Owen Price
Mr Price joined The Dairy Farm Group in 1974. He was previously chief executive of Woolworths Ltd, Australia. After 18 years service with Dairy Farm, he retired as joint Managing Director in 1993. Mr Price is also a director of Cycle & Carriage.

James Watkins
Mr Watkins joined the Board in 1997. He was previously a group legal director based in the United Kingdom, prior to which he was a partner of Linklaters & Paines. Mr Watkins is a director of Jardine Matheson Limited, Jardine Matheson and Mandarin Oriental.

Consolidated Profit and Loss Account

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
4,924.5	**3,354.0**	2	Sales	**3,354.0**	4,924.5
(3,592.2)	**(2,375.3)**		Cost of sales	**(2,375.3)**	(3,592.2)
1,332.3	**978.7**		Gross margin	**978.7**	1,332.3
9.7	**8.4**		Other operating income	**8.4**	9.7
(1,092.6)	**(728.8)**		Selling and distribution costs	**(728.4)**	(1,092.3)
(234.5)	**(161.9)**		Administration and other operating expenses	**(161.9)**	(234.5)
–	**230.9**	3 & 4	Net profit on sale of Woolworths	**230.9**	–
–	**(4.0)**	11 & 12	Property revaluation deficits and impairment charge	**(4.0)**	–
37.5	**5.2**	3 & 4	Net gain on disposal of Franklins' assets	**5.2**	37.5
17.3	**–**	3 & 4	Net profit on sale of Sims	**–**	17.3
(6.6)	**–**		Restructuring costs of Wellcome Delivers	**–**	(6.6)
(12.9)	**–**	3 & 5	Impairment of assets in Hong Kong	**–**	(12.9)
50.2	**328.5**	3 & 6	Operating profit	**328.9**	50.5
(35.2)	**(3.8)**	7	Net financing charges	**(3.8)**	(35.2)
34.0	**33.7**	3	Share of results of associates and joint ventures	**33.7**	34.0
49.0	**358.4**		Profit before tax	**358.8**	49.3
(19.0)	**(16.2)**	8	Tax	**(16.2)**	(19.0)
(0.2)	**0.6**		Minority interests	**0.6**	(0.2)
29.8	**342.8**		Net profit	**343.2**	30.1
US¢	**US¢**			**US¢**	US¢
		9	Earnings per share		
1.80	**22.41**		– Basic	**22.43**	1.82
1.80	**22.33**		– Diluted	**22.36**	1.82
		9	Underlying earnings per share		
2.00	**6.64**		– Basic	**6.66**	2.02
2.00	**6.62**		– Diluted	**6.64**	2.02

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 18.*

Consolidated Balance Sheet

at 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
			Net Operating Assets		
70.1	**79.0**	10	Goodwill	**79.0**	70.1
549.5	**479.0**	11	Tangible assets	**624.9**	702.2
40.9	**42.0**	12	Leasehold land payments	**-**	-
117.0	**135.6**	13	Associates and joint ventures	**143.1**	126.0
7.0	**10.7**	14	Deferred tax assets	**10.7**	7.0
29.6	**31.1**	15	Other non-current assets	**31.1**	29.6
814.1	**777.4**		Non-current assets	**888.8**	934.9
279.0	**260.2**		Stocks	**260.2**	279.0
128.1	**79.6**	17	Debtors and prepayments	**79.6**	128.1
511.0	**608.4**	18	Bank balances	**608.4**	511.0
918.1	**948.2**		Current assets	**948.2**	918.1
(753.2)	**(738.2)**	19	Creditors and accruals	**(738.2)**	(753.2)
(69.2)	**(2.0)**	20	Borrowings	**(2.0)**	(69.2)
(9.2)	**(14.8)**		Current tax liabilities	**(14.8)**	(9.2)
(831.6)	**(755.0)**		Current liabilities	**(755.0)**	(831.6)
86.5	**193.2**		Net current assets	**193.2**	86.5
(351.6)	**(205.9)**	20	Long-term borrowings	**(205.9)**	(351.6)
(20.6)	**(18.4)**	14	Deferred tax liabilities	**(18.4)**	(20.6)
(1.8)	**(6.8)**	21	Other non-current liabilities	**(6.8)**	(1.8)
526.6	**739.5**			**850.9**	647.4
			Capital Employed		
92.0	**82.3**	23	Share capital	**82.3**	92.0
149.0	**24.6**	25	Share premium	**24.6**	149.0
283.5	**631.1**	26	Revenue and other reserves	**742.5**	404.3
524.5	**738.0**		Shareholders' funds	**849.4**	645.3
2.1	**1.5**	28	Minority interests	**1.5**	2.1
526.6	**739.5**			**850.9**	647.4

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 18.*

PERCY WEATHERALL
RONALD J FLOTO
Directors

25th February 2003

Consolidated Statement of Changes in Shareholders' Funds

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
454.0	**524.5**		At 1st January	**645.3**	575.0
			Revaluation of properties		
–	**6.9**	26	– Net revaluation surplus/(deficit)	**(2.3)**	–
–	**0.9**	26	– Deferred tax	**0.9**	–
			Net exchange translation differences		
(0.8)	**18.6**	26	– Amount arising in year	**18.0**	(1.3)
–	**(2.0)**	26	– Disposal of Woolworths	**(2.0)**	–
35.4	**–**	26	– Disposal of Franklins' assets	**–**	35.4
			Cash flow hedges		
–	**(4.8)**	26	– Fair value losses	**(4.8)**	–
5.7	**–**	26	– Transfer to consolidated profit and loss account	**–**	5.7
40.3	**19.6**		Net gains not recognized in consolidated profit and loss account	**9.8**	39.8
29.8	**342.8**		Net profit	**343.2**	30.1
–	**(14.8)**	27	Dividends	**(14.8)**	–
0.1	**1.1**	24	Exercise of share options	**1.1**	0.1
–	**(135.2)**	23 & 25	Repurchase of shares	**(135.2)**	–
0.3	**–**	26	Change in attributable interests	**–**	0.3
524.5	**738.0**		At 31st December	**849.4**	645.3

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 18.*

Consolidated Cash Flow Statement

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
			Operating Activities		
50.2	**328.5**	3	Operating profit	**328.9**	50.5
130.2	**104.7**	29(a)	Depreciation and amortisation	**104.3**	129.9
(31.1)	**(217.1)**	29(b)	Other non-cash items	**(217.1)**	(31.1)
30.2	**63.6**	29(c)	Decrease in working capital	**63.6**	30.2
19.0	**8.4**		Interest received	**8.4**	19.0
(54.8)	**(12.7)**		Interest and other financing charges paid	**(12.7)**	(54.8)
(12.1)	**(12.9)**		Tax paid	**(12.9)**	(12.1)
131.6	**262.5**			**262.5**	131.6
26.4	**23.8**		Dividends from associates and joint ventures	**23.8**	26.4
158.0	**286.3**		Cash flows from operating activities	**286.3**	158.0
			Investing Activities		
(126.8)	**(118.4)**		Purchase of tangible assets	**(118.4)**	(126.8)
(11.7)	**(23.8)**	29(d)	Purchase of subsidiaries	**(23.8)**	(11.7)
(1.0)	**(0.6)**		Store acquisitions	**(0.6)**	(1.0)
(5.9)	**(6.0)**		Purchase of associates and joint ventures	**(6.0)**	(5.9)
27.9	**2.4**		Sale of tangible assets and leasehold land	**2.4**	27.9
–	**275.9**	29(e)	Sale of Woolworths	**275.9**	–
53.6	**–**	29(f)	Sale of Sims	**–**	53.6
217.3	**–**	29(g)	Disposal of Franklins' assets	**–**	217.3
0.1	**–**		Sale of an associate	**–**	0.1
153.5	**129.5**		Cash flows from investing activities	**129.5**	153.5
			Financing Activities		
0.1	**1.1**		Issue of shares	**1.1**	0.1
–	**(135.2)**		Repurchase of shares	**(135.2)**	–
2.2	**–**		Capital contribution from minority shareholders	**–**	2.2
292.7	**201.8**		Drawdown of borrowings	**201.8**	292.7
(663.9)	**(352.5)**		Repayment of borrowings	**(352.5)**	(663.9)
–	**(14.8)**	27	Dividends paid by the Company	**(14.8)**	–
(368.9)	**(299.6)**		Cash flows from financing activities	**(299.6)**	(368.9)
(5.5)	**4.0**		Effect of exchange rate changes	**4.0**	(5.5)
(62.9)	**120.2**		Net increase/(decrease) in cash and cash equivalents	**120.2**	(62.9)
549.6	**486.7**		Cash and cash equivalents at 1st January	**486.7**	549.6
486.7	**606.9**	29(h)	Cash and cash equivalents at 31st December	**606.9**	486.7

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page 18.*

Principal Accounting Policies

A. Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards ('IAS') and Interpretations issued by the International Accounting Standards Board. The Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements.

(i) Financial statements prepared in accordance with IFRS

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars, which is the Group's measurement currency.

The Group's reportable segments are set out in notes 2 and 3.

(ii) Financial information prepared in accordance with IFRS as modified by revaluation of leasehold properties

IFRS do not permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of properties at amortized cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 14 to 17 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

Leasehold properties are stated at open market value which is determined every three years by independent valuers and reviewed by the Directors in the intervening years.

B. Basis of consolidation

(i) The consolidated financial statements include the financial statements of the Company, its subsidiaries and, on the basis set out in (ii) below, its associates and joint ventures. Subsidiaries are companies over which the Company has control. Control is the power to govern the financial and operating policies of the company so as to obtain benefits from its activities. The results of subsidiaries, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated.

(ii) Associates are companies, not being subsidiaries, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

(iii) Minority interests represent the proportion of the results and net assets of subsidiaries and their associates and joint ventures not attributable to the Group.

(iv) The results of companies other than subsidiaries, associates and joint ventures are included only to the extent of dividends received.

C. Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

D. Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as a separate asset or included within associates and joint ventures, and is amortized using the straight line method over its estimated useful life which is generally between 5 and 20 years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortized but does not include any attributable goodwill previously eliminated against reserves.

E. Tangible fixed assets and depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as open market value cannot be reliably allocated to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in property revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost or valuation of each asset over its estimated life. The principal rates in use are as follows:

Buildings	2% to 3 1/3%
Leasehold improvements	over period of the lease
Plant and machinery	5% – 33 1/3%
Furniture, equipment and motor vehicles	6 2/3% – 33 1/3%

No depreciation is provided on freehold land as it is deemed to have an indefinite life. The cost of maintenance, repairs and minor equipment is charged to the consolidated profit and loss account as incurred and the cost of significant improvements is capitalised.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

F. Stocks

Stocks which primarily comprise goods held for resale are stated at the lower of cost and net realizable value. Cost of stock is determined using the retail inventory method which approximates to a first-in, first-out method.

G. Debtors

Trade debtors are carried at anticipated realizable value. An estimate is made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

H. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks, bank and cash balances, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

I. Deferred tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiaries is only made where there is a current intention to remit such earnings. Deferred tax assets relating to carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

J. Pension obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognized in the consolidated profit and loss account over the average remaining service lives of employees.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

K. Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

L. Sales

Sales consist of the gross value of goods sold to customers. This does not include sales generated by associates and joint ventures.

M. Operating leases

(i) Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and amortized over the period of the lease.

(ii) Payments made under other operating leases are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

N. Pre-operating costs

Pre-operating costs are expensed as they are incurred.

O. Borrowing costs

Borrowing costs relating to major development projects, mainly hypermarket properties, are capitalised during the construction period until the asset is substantially completed. Capitalised borrowing costs are included as part of the cost of the assets. All other borrowing costs are expensed as incurred.

P. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized in the balance sheet at cost on the trade date and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in hedging reserves until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability, or recognized in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account. However, where the hedging instruments is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognized in exchange reserves.

Q. Comparatives

The comparative figures have been adjusted to conform with changes in presentation in the current year.

Notes to the Financial Statements

prepared in accordance with IFRS

1. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS

	2002			2001		
	Continuing operations US$m	Discontinued operations US$m	Total US$m	Continuing operations US$m	Discontinued operations US$m	Total US$m
a. Profit and Loss Account						
Sales	2,987.2	366.8	3,354.0	2,801.7	2,122.8	4,924.5
Cost of sales	(2,104.5)	(270.8)	(2,375.3)	(1,971.0)	(1,621.2)	(3,592.2)
Gross margin	882.7	96.0	978.7	830.7	501.6	1,332.3
Other operating income	8.4	–	8.4	9.6	0.1	9.7
Selling and distribution costs	(661.9)	(66.9)	(728.8)	(643.6)	(449.0)	(1,092.6)
Administration and other operating expenses	(149.3)	(12.6)	(161.9)	(162.3)	(72.2)	(234.5)
Net profit on sale of Woolworths	–	230.9	230.9	–	–	–
Property revaluation deficits and impairment charge	(4.0)	–	(4.0)	–	–	–
Net gain on disposal of Franklins' assets	–	5.2	5.2	–	37.5	37.5
Net profit on sale of Sims	–	–	–	–	17.3	17.3
Restructuring costs of Wellcome Delivers	–	–	–	(6.6)	–	(6.6)
Impairment of assets in Hong Kong	–	–	–	(12.9)	–	(12.9)
Operating profit	75.9	252.6	328.5	14.9	35.3	50.2
Net financing charges	(2.3)	(1.5)	(3.8)	(21.3)	(13.9)	(35.2)
Share of results of associates and joint ventures	33.7	–	33.7	34.0	–	34.0
Profit before tax	107.3	251.1	358.4	27.6	21.4	49.0
Tax	(11.8)	(4.4)	(16.2)	(13.8)	(5.2)	(19.0)
Minority interests	0.6	–	0.6	(0.2)	–	(0.2)
Net profit	96.1	246.7	342.8	13.6	16.2	29.8

1. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS (continued)

b. Cash Flow Statement

	2002			2001		
	Continuing operations US$m	**Discontinued operations US$m**	**Total US$m**	Continuing operations US$m	Discontinued operations US$m	Total US$m
Operating activities						
Operating profit	**75.9**	**252.6**	**328.5**	14.9	35.3	50.2
Depreciation and amortisation	**94.8**	**9.9**	**104.7**	95.1	35.1	130.2
Other non-cash items	**18.4**	**(235.5)**	**(217.1)**	19.2	(50.3)	(31.1)
Decrease/(increase) in working capital	**80.9**	**(17.3)**	**63.6**	68.2	(38.0)	30.2
Interest received	**8.2**	**0.2**	**8.4**	18.7	0.3	19.0
Interest and other financing charges paid	**(11.0)**	**(1.7)**	**(12.7)**	(38.2)	(16.6)	(54.8)
Tax paid	**(10.4)**	**(2.5)**	**(12.9)**	(5.1)	(7.0)	(12.1)
	256.8	**5.7**	**262.5**	172.8	(41.2)	131.6
Dividends from associates and joint ventures	**23.8**	**-**	**23.8**	26.4	-	26.4
Cash flows from operating activities	**280.6**	**5.7**	**286.3**	199.2	(41.2)	158.0
Investing activities						
Purchase of tangible assets	**(110.3)**	**(8.1)**	**(118.4)**	(96.0)	(30.8)	(126.8)
Purchase of subsidiaries	**(23.8)**	**-**	**(23.8)**	(11.7)	-	(11.7)
Store acquisitions	**(0.6)**	**-**	**(0.6)**	(1.0)	-	(1.0)
Purchase of associates and joint ventures	**(6.0)**	**-**	**(6.0)**	(5.9)	-	(5.9)
Sale of tangible assets and leasehold land	**0.9**	**1.5**	**2.4**	26.1	1.8	27.9
Sale of Woolworths	**-**	**275.9**	**275.9**	-	-	-
Sale of Sims	**-**	**-**	**-**	-	53.6	53.6
Disposal of Franklins' assets	**-**	**-**	**-**	-	217.3	217.3
Sale of an associate	**-**	**-**	**-**	0.1	-	0.1
Cash flows from investing activities	**(139.8)**	**269.3**	**129.5**	(88.4)	241.9	153.5
Financing activities						
Issue of shares	**1.1**	**-**	**1.1**	0.1	-	0.1
Repurchase of shares	**(135.2)**	**-**	**(135.2)**	-	-	-
Capital contribution from minority shareholders	**-**	**-**	**-**	2.2	-	2.2
Drawdown on borrowings	**201.8**	**-**	**201.8**	287.6	5.1	292.7
Repayment of borrowings	**(352.5)**	**-**	**(352.5)**	(400.0)	(263.9)	(663.9)
Intercompany borrowings	**294.7**	**(294.7)**	**-**	(14.3)	14.3	-
Dividends paid by Company	**(14.8)**	**-**	**(14.8)**	-	-	-
Cash flows from financing activities	**(4.9)**	**(294.7)**	**(299.6)**	(124.4)	(244.5)	(368.9)
Effect of exchange rate changes	**1.9**	**2.1**	**4.0**	(1.8)	(3.7)	(5.5)
Net increase/(decrease) in cash and cash equivalents	**137.8**	**(17.6)**	**120.2**	(15.4)	(47.5)	(62.9)
Cash and cash equivalents at 1st January	**469.1**	**17.6**	**486.7**	484.5	65.1	549.6
Cash and cash equivalents at 31st December	**606.9**	**-**	**606.9**	469.1	17.6	486.7

2. SALES

	2002 US$m	2001 US$m
Analysis by geographical area:		
Company and subsidiaries		
North Asia	1,995.0	1,917.6
South Asia	992.2	884.1
	2,987.2	2,801.7
Discontinued operations		
New Zealand	366.8	668.5
Australia	–	1,422.7
North Asia	–	31.6
	3,354.0	4,924.5
Analysis by business:		
Company and subsidiaries		
Supermarkets/hypermarkets	1,936.8	1,848.7
Convenience stores	548.6	514.4
Drugstores/pharmacies	466.3	422.2
Other	35.5	16.4
	2,987.2	2,801.7
Discontinued operations		
Supermarkets	366.8	2,091.2
Trading	–	31.6
	3,354.0	4,924.5

The Group operates in two regions : North Asia and South Asia. North Asia comprises Hong Kong, Mainland China, Taiwan and South Korea. South Asia comprises Singapore, Malaysia, Indonesia and India.

Other segment disclosures on operating profit/(loss), tax, goodwill additions, tangible asset additions, net operating assets, minority interests, depreciation and amortisation and other non-cash items are disclosed in notes 3, 8, 10, 11, 22, 28, 29(a) and 29(b) respectively.

3. SEGMENT OPERATING PROFIT AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	North Asia US$m	South Asia US$m	New Zealand US$m	Australia US$m	Support Office US$m	Total US$m
Analysis by geographical area:						
2002						
Company and subsidiaries						
Operating results	47.2	41.3	–	–	(8.6)	79.9
Property revaluation deficits and impairment charge	(3.0)	(1.0)	–	–	–	(4.0)
	44.2	40.3	–	–	(8.6)	75.9
Discontinued operations						
Operating results	–	–	16.5	–	–	16.5
Net profit on sale of Woolworths	–	–	230.9	–	–	230.9
Write back on disposal of Franklins' assets	–	–	–	5.2	–	5.2
Segment operating profit/(loss)	44.2	40.3	247.4	5.2	(8.6)	328.5
Associates and joint ventures						
Share of operating results	36.9	(1.7)	–	–	–	35.2
Share of property revaluation deficits	(1.2)	(0.3)	–	–	–	(1.5)
	35.7	(2.0)	–	–	–	33.7
	79.9	**38.3**	**247.4**	**5.2**	**(8.6)**	**362.2**
2001						
Company and subsidiaries						
Operating results	19.3	31.0	–	–	(15.9)	34.4
Restructuring costs of Wellcome Delivers	(6.6)	–	–	–	–	(6.6)
Impairment of assets in Hong Kong	(12.1)	–	–	–	(0.8)	(12.9)
	0.6	31.0	–	–	(16.7)	14.9
Discontinued operations						
Operating results	0.3	–	22.7	(42.5)	–	(19.5)
Net profit on sale of Sims	17.3	–	–	–	–	17.3
Net gain on disposal of Franklins' assets	–	–	–	37.5	–	37.5
Segment operating profit/(loss)	18.2	31.0	22.7	(5.0)	(16.7)	50.2
Associates and joint ventures						
Share of operating results	33.3	0.7	–	–	–	34.0
	51.5	31.7	22.7	(5.0)	(16.7)	84.2

Associates' and joint ventures' results include goodwill amortisation of US$2.0 million (2001: US$1.3 million) and impairment charge of US$1.3 million (2001: nil).

3. SEGMENT OPERATING PROFIT AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES (continued)

	2002 US$m	2001 US$m
Analysis by business:		
Supermarkets/hypermarkets	35.0	4.2
Convenience stores	19.4	18.8
Drugstores/pharmacies	29.6	24.9
Restaurants	36.8	32.9
Other	2.9	3.5
	123.7	84.3
Support office	(8.6)	(15.9)
	115.1	68.4
Property revaluation deficits and impairment charge	(5.5)	–
Restructuring costs of Wellcome Delivers	–	(6.6)
Impairment of assets in Hong Kong	–	(12.9)
Discontinued operations		
– Operating results	16.5	(19.5)
– Net profit on sale of Woolworths	230.9	–
– Net profit on sale of Sims	–	17.3
– Net gain on disposal of Franklins' assets	5.2	37.5
	362.2	84.2

4. NET PROFIT ON DISPOSAL OF SUBSIDIARIES/ASSETS

a) In June 2002, the Group completed the sale of its 100% interest in Woolworths New Zealand to a third party for US$284.7 million, and realized a net profit of US$230.9 million after recognition of a US$2.0 million cumulative exchange gain.

The results and net cash flows of this discontinued operation during the year are summarized below:

	2002 US$m	2001 US$m
Revenue	366.8	668.5
Cost of sales	(270.8)	(499.0)
Gross profit	96.0	169.5
Net operating expenses	(79.5)	(146.8)
Operating profit	16.5	22.7
Net financing charges	(1.5)	(3.4)
Profit before tax	15.0	19.3
Tax	(4.4)	(5.2)
Profit after tax	10.6	14.1
Cash flows from operating activities	6.6	41.0
Cash flows from investing activities	(6.6)	(17.4)
Cash flows from financing activities	–	(19.0)
Net cash flows	–	4.6

4. NET PROFIT ON DISPOSAL OF SUBSIDIARIES/ASSETS (continued)

b) The liquidation of Franklins in Australia continued during the year, and unused closure cost provisions amounting to US$5.2 million were reversed in 2002. In 2001, the managed sell-down of Franklins' assets realized gross proceeds of US$307.5 million, and a net gain of US$37.5 million after recognition of a US$35.4 million cumulative exchange loss.

The results and net cash flows of this discontinued operation in 2001 are summarized below:

	2001 US$m
Revenue	1,422.7
Cost of sales	(1,094.9)
Gross profit	327.8
Net operating expenses	(370.3)
Operating loss	(42.5)
Net financing charges	(10.5)
Loss before and after tax	(53.0)
Cash flows from operating activities	(73.4)
Cash flows from investing activities	(11.6)
Cash flows from financing activities	37.3
Net cash flows	(47.7)

c) In February 2001, the Group disposed of its 100% interest in Sims, the wholesaling arm, to a third party at a profit of US$17.3 million.

5. IMPAIRMENT OF ASSETS IN HONG KONG

In December 2001, the Directors reviewed the carrying value of the Group's assets and based on an assessment of their value in use, an impairment charge of US$12.9 million was recognized, principally against the IT systems assets and the equipment at the Fresh Food Processing Centre in Hong Kong.

6. OPERATING PROFIT

	2002 US$m	2001 US$m
The following items have been charged/(credited) in arriving at operating profit:		
Depreciation of tangible assets	**98.4**	124.2
Amortisation of leasehold land payments	**0.6**	0.5
Amortisation of goodwill on acquisition of subsidiaries	**5.7**	5.3
Directors' remuneration	**4.0**	3.0
Staff costs		
– Salaries and benefits in kind	**300.5**	499.2
– Defined benefit pension plans (note 16)	**7.5**	6.1
– Defined contribution pension plans	**6.7**	18.3
	314.7	523.6
Operating leases		
– Minimum lease payments	**247.8**	295.1
– Contingent rents	**0.7**	6.7
– Subleases	**(5.7)**	(4.3)
	242.8	297.5
Foreign exchange transaction gains	**(0.7)**	(0.5)
Rental income	**(8.3)**	(8.1)

7. NET FINANCING CHARGES

	2002 US$m	2001 US$m
Interest expense – bank loans and advances	**12.0**	51.0
Interest income	**(8.7)**	(16.2)
Commitment and other fees	**0.5**	0.4
	3.8	35.2

In 2001, interest expense included costs for terminating certain interest rate swaps in Hong Kong and Australia.

8. TAX

	2002 US$m	2001 US$m
Company and subsidiaries		
Current tax		
– Charge for the year	**19.2**	15.4
– Under-provision in prior years	**–**	1.1
Deferred tax (note 14)	**(9.8)**	(3.2)
	9.4	13.3
Associates and joint ventures		
Current tax		
– Charge for the year	**6.8**	5.7
	16.2	19.0
By geographical area		
North Asia	**(0.2)**	3.4
South Asia	**12.0**	10.4
New Zealand	**4.4**	5.2
	16.2	19.0
Reconciliation between tax expense and tax at the applicable tax rate:		
Tax at applicable tax rate	**22.3**	38.0
Under-provision in prior years	**–**	1.1
Impairment losses not deductible for tax purposes	**–**	2.1
Other income not subject to tax	**(0.7)**	(4.9)
Other expenses not deductible for tax purposes	**1.3**	2.5
Tax losses not recognized	**1.0**	3.7
Temporary differences not recognized	**6.9**	6.4
Disposal of Franklins' assets	**–**	(26.1)
Utilisation of previously unrecognized tax losses	**(7.8)**	–
Recognition of previously unrecognized deferred tax assets	**(7.8)**	(3.8)
Withholding tax	**1.0**	–
	16.2	19.0

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

9. EARNINGS PER SHARE

Basic earnings per share are calculated on net profit of US$342.8 million (2001: US$29.8 million) and on the weighted average number of 1,530.0 million (2001: 1,655.7 million) ordinary shares in issue during the year. The weighted average number excludes the Company's shares held by the Trustee under the Senior Executive Share Incentive Schemes (note 24).

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Ordinary shares in millions	
	2002	2001
Weighted average number of shares in issue	**1,530.0**	1,655.7
Adjustment for shares deemed to be issued for no consideration	**5.1**	0.9
Weighted average number of shares for diluted earnings per share	**1,535.1**	1,656.6

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on net profit of US$343.2 million (2001: US$30.1 million) as shown in the supplementary financial information.

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit is reconciled as follows:

	2002 US$m	2001 US$m
Net profit	**342.8**	29.8
Property revaluation deficits and impairment charge (note 3)	**5.5**	–
Discontinued operations (note 1)	**(246.7)**	(16.2)
Restructuring costs of Wellcome Delivers	**–**	6.6
Impairment of assets in Hong Kong	**–**	12.9
Underlying net profit – IFRS basis	**101.6**	33.1
Additional amortisation of leasehold land payments	**0.4**	0.3
Underlying net profit – IFRS modified basis	**102.0**	33.4

10. GOODWILL

	2002 US$m	2001 US$m
Net book value at 1st January	**70.1**	72.4
Exchange differences	**0.8**	(1.0)
Additions	**13.8**	5.4
Disposals	**–**	(1.4)
Amortisation	**(5.7)**	(5.3)
Net book value at 31st December	**79.0**	70.1
Cost	**96.9**	82.1
Accumulated amortisation and impairment	**(17.9)**	(12.0)
	79.0	70.1
Analysis of additions by geographical area:		
North Asia	**13.8**	1.3
South Asia	**–**	4.1
	13.8	5.4

11. TANGIBLE ASSETS	Freehold land & buildings US$m	Leasehold properties US$m	Leasehold improvements US$m	Plant & machinery US$m	Furniture, equipment & motor vehicles US$m	Total US$m
2002						
Net book value at 1st January	92.8	82.4	160.6	137.5	76.2	549.5
Exchange differences	3.4	0.6	3.7	8.7	2.1	18.5
New subsidiaries	–	–	5.4	0.5	1.0	6.9
Additions	33.9	–	35.0	30.7	23.9	123.5
Disposals	(22.2)	–	(29.7)	(56.4)	(10.9)	(119.2)
Depreciation charge	(1.1)	(2.3)	(37.1)	(29.1)	(28.8)	(98.4)
Net revaluation (deficit)/surplus	0.8	(2.6)	–	–	–	(1.8)
Net book value at 31st December	**107.6**	**78.1**	**137.9**	**91.9**	**63.5**	**479.0**
Cost or valuation	107.6	78.1	288.3	233.5	213.1	920.6
Accumulated depreciation	–	–	(150.4)	(141.6)	(149.6)	(441.6)
	107.6	**78.1**	**137.9**	**91.9**	**63.5**	**479.0**
2001						
Net book value at 1st January	143.0	85.3	174.7	248.7	89.0	740.7
Exchange differences	(5.7)	(3.4)	(4.3)	(10.8)	(1.4)	(25.6)
Additions	5.3	2.7	53.3	38.0	35.0	134.3
Disposals	(47.4)	–	(27.3)	(83.5)	(5.4)	(163.6)
Depreciation charge	(2.4)	(2.2)	(35.4)	(50.6)	(33.6)	(124.2)
Impairment charge	–	–	(0.4)	(4.3)	(7.4)	(12.1)
Net book value at 31st December	92.8	82.4	160.6	137.5	76.2	549.5
Cost or valuation	96.9	86.6	297.1	328.7	222.3	1,031.6
Accumulated depreciation	(4.1)	(4.2)	(136.5)	(191.2)	(146.1)	(482.1)
	92.8	82.4	160.6	137.5	76.2	549.5

	2002 US$m	2001 US$m
Analysis of total additions by geographical area:		
North Asia	**59.3**	68.2
South Asia	**63.0**	35.4
New Zealand	**8.1**	19.1
Australia	**–**	11.6
	130.4	134.3

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2002 by independent professionally qualified valuers. Deficits on individual properties below depreciated costs of US$3.3 million (2001: nil) have been charged to the consolidated profit and loss account, while a net surplus of US$1.5 million (2001: nil) has been taken directly to property revaluation reserves.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$158.4 million (2001: US$150.0 million).

12. LEASEHOLD LAND PAYMENTS

	2002 US$m	2001 US$m
Net book value at 1st January	40.9	41.4
Exchange differences	2.4	–
Amortisation	(0.6)	(0.5)
Impairment charge	(0.7)	–
At 31st December	42.0	40.9

Leasehold land payments are paid to acquire long-term interests in properties, principally in Hong Kong and Singapore.

13. ASSOCIATES AND JOINT VENTURES

	2002 US$m	2001 US$m
Listed associate: PT Hero Supermarket	27.1	17.9
Unlisted associates	97.7	91.5
Joint ventures	7.1	2.5
Share of attributable net assets	131.9	111.9
Goodwill on acquisition	6.0	8.7
Amount due to a joint venture	(2.3)	(3.6)
	135.6	117.0
Market value of listed associate	14.9	7.3

Amount due to a joint venture bears interest at HIBOR minus 0.68% per annum and is repayable on demand.

The Group's share of assets and liabilities and results of joint ventures are summarized below:

	2002 US$m	2001 US$m
Non-current assets	1.8	0.5
Current assets	6.7	2.8
Current liabilities	(1.4)	(0.8)
Net assets	7.1	2.5
Sales	2.2	1.5
Profit before tax	–	0.2
Loss after tax	(0.2)	(0.1)
Net loss	(0.2)	(0.1)
Capital commitments	–	–

13. ASSOCIATES AND JOINT VENTURES (continued)	**2002 US$m**	2001 US$m
Movements of share of attributable net assets for the year:		
At 1st January	**111.9**	104.5
Exchange differences	**2.9**	(1.6)
Share of results before tax and amortisation of goodwill	**38.5**	35.3
Share of tax	**(6.8)**	(5.7)
Dividends received	**(23.8)**	(26.4)
Additions	**5.3**	5.9
Property revaluation surplus (net)	**3.9**	-
Change in attributable interests	**-**	0.3
Disposals	**-**	(0.4)
At 31st December	**131.9**	111.9
Movements of goodwill on acquisition for the year:		
Net book value at 1st January	**8.7**	10.0
Exchange differences	**(0.1)**	-
Additions	**0.7**	-
Amortisation and impairment charge	**(3.3)**	(1.3)
Net book value at 31st December	**6.0**	8.7

14. DEFERRED TAX

	Accelerated tax depreciation US$m	Property revaluation US$m	Losses US$m	Other temporary differences US$m	Total US$m
2002					
At 1st January	(11.4)	(3.6)	3.0	(1.6)	(13.6)
Exchange differences	1.0	(1.5)	–	0.6	0.1
Credited to consolidated profit and loss account (note 8)	1.9	–	7.7	0.2	9.8
Credited to reserves	–	0.9	–	–	0.9
Subsidiaries disposed of	(0.3)	0.1	–	(4.7)	(4.9)
At 31st December	**(8.8)**	**(4.1)**	**10.7**	**(5.5)**	**(7.7)**
2001					
At 1st January	(13.1)	(9.6)	–	5.7	(17.0)
Exchange differences	(0.1)	0.6	–	(0.8)	(0.3)
Credited to consolidated profit and loss account (note 8)	–	–	3.0	0.2	3.2
Subsidiaries disposed of	1.8	5.4	–	(6.7)	0.5
At 31st December	(11.4)	(3.6)	3.0	(1.6)	(13.6)

	2002 US$m	2001 US$m
Analysis of net book value:		
Deferred tax assets	**10.7**	7.0
Deferred tax liabilities	**(18.4)**	(20.6)
	(7.7)	(13.6)

Deferred tax assets of US$18.1 million (2001: US$24.5 million) arising from unused tax losses of US$101.0 million (2001: US$140.1 million) have not been recognized in the financial statements. Included in the unused tax losses, US$81.9 million (2001: US$116.9 million) have no expiry date and the balance will expire at various dates up to and including 2008.

15. OTHER NON-CURRENT ASSETS

	2002 US$m	2001 US$m
Pension assets (note 16)	**30.0**	28.4
Other investments	**1.1**	1.2
	31.1	29.6

16. PENSION PLANS

The Group has defined benefit pension plans relating to employees in Hong Kong and Taiwan. These plans are final salary defined benefit plans and the assets of the plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method and the latest actuarial valuation date was 1st January 2003.

The amounts recognized in the consolidated balance sheet are as follows:

	2002 US$m	2001 US$m
Fair value of plan assets	**82.7**	85.8
Present value of funded obligations	**(79.5)**	(63.4)
	3.2	22.4
Present value of unfunded obligations	**(3.3)**	(2.3)
Unrecognized actuarial losses	**28.1**	6.5
Net pension assets	**28.0**	26.6
Analysis of net pension assets:		
Pension assets (note 15)	**30.0**	28.4
Pension liabilities (note 21)	**(2.0)**	(1.8)
	28.0	26.6
Movements for the year:		
At 1st January	**26.6**	26.2
Exchange differences	**-**	0.1
New subsidiaries	**0.5**	-
Expense recognized in the consolidated profit and loss account (note 6)	**(7.5)**	(6.1)
Additional costs transferred upon divestment of subsidiaries (note 29f)	**-**	(1.7)
Contributions paid	**8.4**	8.1
At 31st December	**28.0**	26.6

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

	2002 %	2001 %
Discount rate applied to pension obligations	**6.0**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

The amounts recognized in the consolidated profit and loss account are as follows:

	2002 US$m	2001 US$m
Current service cost	**8.4**	8.2
Interest cost	**4.7**	4.4
Expected return on plan assets	**(6.2)**	(6.7)
Net actuarial losses recognized	**0.2**	0.2
Past service cost	**0.4**	-
	7.5	6.1
Actual deficit on plan assets in the year	**7.0**	8.8

The above amounts are all recognized in arriving at operating profit and are included in selling and distribution costs and administration expenses.

17. DEBTORS AND PREPAYMENTS

	2002 US$m	2001 US$m
Trade debtors	11.1	17.2
Other debtors	14.6	51.4
Prepayments	6.6	11.7
Rental and other deposits	47.3	47.8
	79.6	128.1

18. BANK BALANCES

	2002 US$m	2001 US$m
Deposits with banks	552.1	435.8
Bank and cash balances	56.3	75.2
	608.4	511.0

The weighted average interest rate on deposits with banks is 1.5% (2001: 2.1%).

19. CREDITORS AND ACCRUALS

	2002 US$m	2001 US$m
Trade creditors	515.2	489.2
Other creditors and accruals	223.0	264.0
	738.2	753.2

20. BORROWINGS

	2002 US$m	2001 US$m
Current		
– Bank overdrafts	**1.5**	24.3
– Other bank advances	**0.5**	1.9
Current portion of long-term bank borrowings	**–**	43.0
	2.0	69.2
Long-term bank borrowings	**205.9**	351.6
	207.9	420.8
Due dates of repayment:		
Within one year	**2.0**	69.2
Between one and two years	**14.1**	–
Between two and five years	**182.3**	320.4
Beyond five years	**9.5**	31.2
	207.9	420.8

	Fixed rate borrowings				
Currency	Weighted average interest rates %	Weighted average period Years	US$m	Floating rate borrowings US$m	Total US$m
2002					
Chinese Renminbi	5.1	–	–	0.5	0.5
Hong Kong Dollar	4.1	1.3	134.6	1.6	136.2
Malaysian Ringgit	4.0	2.2	13.2	14.8	28.0
Singapore Dollar	1.2	–	–	43.2	43.2
			147.8	**60.1**	**207.9**
2001					
Chinese Renminbi	6.4	–	–	1.8	1.8
Hong Kong Dollar	3.3	2.2	147.5	127.0	274.5
Malaysian Ringgit	3.8	–	–	35.6	35.6
New Taiwan Dollar	3.2	–	–	6.6	6.6
New Zealand Dollar	5.8	0.2	16.6	24.9	41.5
Singapore Dollar	4.5	–	–	24.3	24.3
United States Dollar	2.3	–	–	36.5	36.5
			164.1	256.7	420.8

All borrowings are unsecured.

The weighted average interest rates and period of fixed rate borrowings are stated after taking account of hedging transactions.

21. OTHER NON-CURRENT LIABILITIES

	2002 US$m	2001 US$m
Pension liabilities (note 16)	**2.0**	1.8
Interest rate swaps	**4.8**	–
	6.8	1.8

22. NET OPERATING ASSETS

	Segment assets US$m	Segment liabilities US$m	Associates and joint ventures US$m	Unallocated assets and liabilities US$m	Total US$m
2002					
By geographical area:					
Company and subsidiaries					
North Asia	561.7	(468.6)	–	(206.5)	(113.4)
South Asia	407.2	(265.5)	–	(51.4)	90.3
Associates and joint ventures					
North Asia	–	–	98.7	–	98.7
South Asia	–	–	36.9	–	36.9
	968.9	(734.1)	135.6	(257.9)	112.5
Support Office	0.9	(10.9)	–	637.0	627.0
	969.8	**(745.0)**	**135.6**	**379.1**	**739.5**
By business:					
Company and subsidiaries					
Retailing	961.9	(733.8)	–	(290.4)	(62.3)
Manufacturing	7.0	(0.3)	–	32.5	39.2
Associates and joint ventures					
Retailing	–	–	41.2	–	41.2
Restaurants	–	–	94.4	–	94.4
	968.9	(734.1)	135.6	(257.9)	112.5
Support Office	0.9	(10.9)	–	637.0	627.0
	969.8	**(745.0)**	**135.6**	**379.1**	**739.5**

22. NET OPERATING ASSETS (continued)	Segment assets US$m	Segment liabilities US$m	Associates and joint ventures US$m	Unallocated assets and liabilities US$m	Total US$m
2001					
By geographical area:					
Company and subsidiaries					
North Asia	577.9	(420.6)	–	(292.8)	(135.5)
South Asia	343.6	(201.3)	–	(36.5)	105.8
New Zealand	141.9	(75.4)	–	(27.0)	39.5
Australia	31.2	(31.9)	–	5.5	4.8
Associates and joint ventures					
North Asia	–	–	87.0	–	87.0
South Asia	–	–	30.0	–	30.0
	1,094.6	(729.2)	117.0	(350.8)	131.6
Support Office	1.4	(25.8)	–	419.4	395.0
	1,096.0	(755.0)	117.0	68.6	526.6
By business:					
Company and subsidiaries					
Retailing	1,077.8	(728.8)	–	(382.2)	(33.2)
Manufacturing	16.8	(0.4)	–	31.4	47.8
Associates and joint ventures					
Retailing	–	–	28.4	–	28.4
Restaurants	–	–	88.6	–	88.6
	1,094.6	(729.2)	117.0	(350.8)	131.6
Support Office	1.4	(25.8)	–	419.4	395.0
	1,096.0	(755.0)	117.0	68.6	526.6

Segment assets include goodwill, tangible assets, leasehold land payments, pension assets, stocks, debtors and prepayments.

Segment liabilities include creditors and accruals and other non-current liabilities.

Associates and joint ventures include share of attributable net assets and unamortized goodwill on acquisition.

Unallocated assets and liabilities include other investments, tax assets and liabilities, cash and cash equivalents, and borrowings.

23. SHARE CAPITAL

	2002 US$m	2001 US$m
Authorized:		
2,250,000,000 shares of US¢5 5/9 each	**125.0**	125.0
500,000 shares of US$800 each	**400.0**	400.0
	525.0	525.0

	Ordinary shares in millions			
	2002	2001	**2002 US$m**	2001 US$m
Issued and fully paid:				
Ordinary shares of US¢5 5/9 each				
At 1st January	**1,707.6**	1,700.6	**94.9**	94.5
Issued under share incentive schemes	**1.6**	7.0	**0.1**	0.4
Repurchased and cancelled	**(176.5)**	–	**(9.8)**	–
At 31st December	**1,532.7**	1,707.6	**85.2**	94.9
Outstanding under share incentive schemes	**(51.5)**	(51.8)	**(2.9)**	(2.9)
	1,481.2	1,655.8	**82.3**	92.0

In 2002, the Company repurchased 170.0 million ordinary shares through a tender offer and a related 69,026 ordinary shares pursuant to the Directors' general repurchase authority at a total cost of US$129.8 million. In addition, the Company repurchased 6.4 million ordinary shares through the stock market at a cost of US$5.4 million. These were dealt with by charging US$9.8 million to share capital and US$125.4 million to share premium (2001: nil).

24. SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase shares in the Company. Under the Schemes shares are issued to the Trustee of the Schemes, The Verandah Trust Company Limited, a wholly-owned subsidiary, which holds the shares until the options are exercised. Shares are issued at prices based on the average market price for the five trading days immediately preceding the date of grant of the options, which are exercisable for up to 10 years following the date of grant.

As the shares issued under the Schemes are held on trust by a wholly-owned subsidiary, for presentation purposes they are netted off the Company's share capital in the consolidated balance sheet (note 23) and the premium attached to them is netted off the share premium account (note 25).

Movements for the year:

	Ordinary shares in millions			
	2002	2001	**2002 US$m**	2001 US$m
At 1st January	**51.8**	44.9	**48.2**	44.7
Granted	**1.6**	7.0	**1.1**	3.6
Exercised	**(1.9)**	(0.1)	**(1.1)**	(0.1)
At 31st December	**51.5**	51.8	**48.2**	48.2

The exercise prices of share options exercised during the year were in the range of US$0.4465 to US$0.8220 (2001: US$0.4925 to US$0.6045) per share.

24. SENIOR EXECUTIVE SHARE INCENTIVE SCHEMES (continued)

Outstanding at 31st December:

Expiry date	Exercise price US$	Ordinary shares in millions **2002**	2001
2002	1.6730	**-**	0.4
2003	1.6220	**0.6**	0.9
2004	1.4720	**-**	0.1
2005	1.0000	**0.7**	1.3
2006	0.8220	**0.4**	1.0
2007	0.7360 - 0.8735	**6.5**	7.3
2008	0.9425 - 1.2920	**4.3**	7.3
2009	1.0245 - 1.2380	**4.7**	6.0
2010	0.4230 - 0.6045	**4.7**	7.8
2011	0.5075	**5.4**	6.6
2012	0.7005	**1.6**	-
		28.9	38.7
Unallocated	0.4925 - 1.6730	**22.6**	13.1
		51.5	51.8

25. SHARE PREMIUM

	2002 US$m	2001 US$m
At 1st January	**194.3**	191.1
Shares issued under share incentive schemes	**1.0**	3.2
Repurchased and cancelled (note 23)	**(125.4)**	-
At 31st December	**69.9**	194.3
Outstanding under share incentive schemes	**(45.3)**	(45.3)
	24.6	149.0

26. REVENUE AND OTHER RESERVES

	Revenue reserves US$m	Property revaluation reserves US$m	Contributed surplus US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2002						
At 1st January	124.9	21.9	162.1	–	(25.4)	283.5
Revaluation of properties						
– Net revaluation surplus	–	6.9	–	–	–	6.9
– Deferred tax	–	0.9	–	–	–	0.9
Transfer						
– Additional depreciation transferred upon revaluation	0.2	(0.2)	–	–	–	–
– Disposal of revalued assets	0.7	(0.7)	–	–	–	–
Net exchange translation differences						
– Amount arising in year	–	–	–	–	18.6	18.6
– Transfer to consolidated profit and loss account on disposal of Woolworths	–	–	–	–	(2.0)	(2.0)
Cash flow hedges						
– Fair value losses	–	–	–	(4.8)	–	(4.8)
Net profit	342.8	–	–	–	–	342.8
Dividends (note 27)	(14.8)	–	–	–	–	(14.8)
At 31st December	**453.8**	**28.8**	**162.1**	**(4.8)**	**(8.8)**	**631.1**
of which:						
Company	445.5	–	162.1	–	1.1	608.7
Associates and joint ventures	93.1	5.4	–	–	(0.9)	97.6

	Revenue reserves US$m	Property revaluation reserves US$m	Contributed surplus US$m	Hedging reserves US$m	Exchange reserves US$m	Total US$m
2001						
At 1st January	76.1	40.6	162.1	(5.7)	(60.0)	213.1
Transfer						
– Additional depreciation transferred upon revaluation	0.4	(0.4)	–	–	–	–
– Disposal of revalued assets	18.3	(18.3)	–	–	–	–
Net exchange translation differences						
– Amount arising in year	–	–	–	–	(0.8)	(0.8)
– Transfer to consolidated profit and loss account on disposal of Franklins' assets	–	–	–	–	35.4	35.4
Cash flow hedges						
– Transfer to consolidated profit and loss account	–	–	–	5.7	–	5.7
Change in attributable interests	0.3	–	–	–	–	0.3
Net profit	29.8	–	–	–	–	29.8
At 31st December	124.9	21.9	162.1	–	(25.4)	283.5
of which:						
Company	209.6	–	162.1	–	(12.1)	359.6
Associates and joint ventures	86.7	–	–	–	(4.0)	82.7

Property revaluation reserves are non-distributable.

The contributed surplus principally arose from the conversion of convertible preference shares in 1989 and, under the Bye-Laws of the Company, is distributable.

27. DIVIDENDS

	2002 US$m	2001 US$m
No final dividend in respect of 2001 (2000: nil)	–	–
Interim dividend in respect of 2002 of US¢1.00 per share (2001: nil)	**(14.8)**	–
	(14.8)	–

A final dividend in respect of 2002 of US¢2.00 per share amounting to a total of US$29.6 million (2001: nil) is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting and will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003. The Company has announced a tender offer to repurchase up to 170 million ordinary shares. Shares successfully tendered in the offer will not be eligible for the final dividend. In the event the tender is fully accepted, the amount of the final dividend will be reduced by US$3.4 million.

28. MINORITY INTERESTS

	2002 US$m	2001 US$m
By geographical area:		
North Asia	**1.5**	2.1
Movements for the year:		
At 1st January	**2.1**	3.2
Attributable (loss)/profit less dividends	**(0.6)**	0.2
Capital contribution	–	2.2
Disposal	–	(0.1)
Purchase of minority interests	–	(3.4)
At 31st December	**1.5**	2.1

29. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2002 US$m	2001 US$m
a. Depreciation and amortisation		
By geographical area:		
North Asia	**71.0**	73.5
South Asia	**23.8**	21.8
New Zealand	**9.9**	18.3
Australia	–	16.6
	104.7	130.2

29. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

	2002 US$m	2001 US$m
b. Other non-cash items		
Net profit on sale of Woolworths	**(230.9)**	–
Net profit on sale of Sims	**–**	(17.3)
Net gain on disposal of Franklins' assets	**(5.2)**	(37.5)
Restructuring costs of Wellcome Delivers	**–**	6.6
Impairment of assets in Hong Kong	**–**	12.9
Property revaluation deficits and impairment charge	**4.0**	–
Loss on sale of tangible assets	**15.9**	5.9
Other	**(0.9)**	(1.7)
	(217.1)	(31.1)
By geographical area:		
North Asia	**17.0**	1.3
South Asia	**1.4**	0.5
New Zealand	**(230.3)**	3.3
Australia	**(5.2)**	(36.2)
	(217.1)	(31.1)
c. Decrease in working capital		
(Increase)/decrease in stocks	**(3.4)**	138.3
Decrease/(increase) in debtors and prepayments	**49.8**	(7.6)
Increase/(decrease) in creditors and accruals	**17.2**	(100.5)
	63.6	30.2
d. Purchase of subsidiaries		
Tangible assets	**(6.6)**	–
Other non-current assets	**(0.5)**	–
Current assets	**(22.8)**	–
Current liabilities	**20.6**	–
Minority interests	**–**	(3.4)
Fair value at acquisition	**(9.3)**	(3.4)
Goodwill	**(13.5)**	(5.4)
Consideration	**(22.8)**	(8.8)
Less: Borrowings (net of bank balances)	**(1.0)**	–
Add: Deferred consideration	**–**	(2.9)
Net cash outflow on purchase	**(23.8)**	(11.7)

In October 2002, the Group acquired a 100% interest in IKEA's franchisee businesses in Hong Kong and Taiwan from Jardine Pacific. During 2001, the Group purchased the remaining minority interests in Wellcome Taiwan Company Limited (2.8%) and Giant TMC Bhd (10%).

29. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (continued)

	2001 US$m
e. Sale of Woolworths	
Tangible assets	**100.8**
Other non-current assets	**4.9**
Current assets	**62.3**
Current liabilities	**(63.3)**
Long-term borrowings	**(48.9)**
Net assets disposed of	**55.8**
Cumulative exchange gain	**(2.0)**
Net gain on disposal	**230.9**
Sale proceeds	**284.7**
Less: Bank balances (net of borrowings)	**(8.8)**
Net cash inflow on sale	**275.9**

In June 2002, the Group completed the sale of its 100% interest in Woolworths to a third party.

	2001 US$m
f. Sale of Sims	
Goodwill	1.4
Tangible assets	4.0
Other non-current assets	0.1
Current assets	69.9
Current liabilities	(39.8)
Deferred tax liabilities	(0.5)
Minority interests	(0.1)
Net assets disposed of	35.0
Additional costs on retirement benefits transferred (note 16)	1.7
Net profit on sale	17.3
Sale proceeds	54.0
Less: Bank balances (net of borrowings)	(0.4)
Net cash inflow on sale	53.6
g. Disposal of Franklins' assets	
Net assets disposed of	144.4
Cumulative exchange loss	35.4
Net gain on disposal	37.5
Net cash inflow on disposal	217.3

	2002 US$m	2001 US$m
h. Analysis of balances of cash and cash equivalents		
Bank balances (note 18)	**608.4**	511.0
Bank overdrafts (note 20)	**(1.5)**	(24.3)
	606.9	486.7

30. FINANCIAL INSTRUMENTS

The Group manages its exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

Foreign exchange risk
Foreign currency transaction exposures are covered on a consistent basis by forward contracts and options. Foreign exchange contracts are also used to hedge investment in foreign subsidiaries, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

Interest rate risk
The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

Funding risk
The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Counterparty risk
The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Fair values
The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments and discounted for their lower liquidity or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps and caps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates, which approximate to their carrying amount.

The net fair values of derivative financial instruments at 31st December are as follows:

	2002		2001	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated for cash flow hedges				
– interest rate swaps	**–**	**4.8**	–	–

30. FINANCIAL INSTRUMENTS (continued)

Forward foreign exchange contracts
The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2002 were US$65.1 million (2001: US$64.1 million).

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

Interest rate swaps
The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2002 were US$147.8 million (2001: US$164.1 million).

The due dates of interest rate swaps at 31st December were as follows:

	2002 US$m	2001 US$m
Within one year	**32.1**	29.4
Between one and five years	**115.7**	134.7
	147.8	164.1

At 31st December 2002, the fixed interest rates relating to interest rate swaps vary from 2.6% to 5.0% (2001: 2.5% to 6.0%).

31. COMMITMENTS

	2002 US$m	2001 US$m
Capital commitments		
Authorized not contracted	**58.8**	75.6
Contracted not provided	**-**	6.3
	58.8	81.9
Operating lease commitments		
Total commitments under operating leases		
Due within one year	**225.7**	221.1
Due between one and five years	**355.8**	371.8
Due beyond five years	**26.4**	107.0
	607.9	699.9

Total future sublease payments receivable relating to the above operating leases amounted to US$3.6 million (2001: US$4.7 million).

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

32. CONTINGENT LIABILITIES

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

33. RELATED PARTY TRANSACTIONS

The parent company of the Group is Jardine Strategic Holdings Limited and the ultimate parent company is Jardine Matheson Holdings Limited. Both companies are incorporated in Bermuda.

In October 2002, Dairy Farm acquired a 100% interest in the IKEA home furnishings businesses in Hong Kong and Taiwan from Jardine Pacific Holdings Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited, for a total consideration of US$27 million.

In the normal course of business the Group undertakes on an arms-length basis a wide variety of transactions with certain of its associates and joint ventures, and with Jardine Matheson Holdings Limited and its subsidiary undertakings, associates and joint ventures. All of such transactions are considered to be immaterial in the context of the Group.

Under the terms of a Management Services Agreement, the Group pays a management fee to Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited, based on 0.5% per annum of the Group's net profit in consideration for certain management consultancy services provided by Jardine Matheson Limited.

34. SUMMARIZED BALANCE SHEET OF THE COMPANY

	2002 US$m	2001 US$m
Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.		
Subsidiaries, at cost less provision	**763.6**	648.6
Other investments	**0.4**	0.4
Current liabilities	**(0.2)**	(0.2)
Net operating assets	**763.8**	648.8
Share capital (note 23)	**85.2**	94.9
Share premium (note 25)	**69.9**	194.3
Revenue and other reserves (note 26)	**608.7**	359.6
Shareholders' funds	**763.8**	648.8

35. POST BALANCE SHEET EVENTS

a) In January 2003, the Group signed an agreement to purchase the 22-store Kayo supermarket chain in Taiwan from a third party for US$27 million. Completion is expected by the end of February 2003.

b) On 25th February 2003, the Company announced a tender offer to repurchase up to 170 million ordinary shares at a price range of US$0.96 to US$1.10 per share. In the event the tender is fully accepted, the Company will return US$163.2 million to US$187.0 million to the shareholders.

36. PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

A list of principal subsidiaries, associates and joint ventures is presented on page 51.

Independent Auditors' Report

To the members of Dairy Farm International Holdings Limited

We have audited the financial statements on pages 14 to 48 of Dairy Farm International Holdings Limited and its subsidiaries ('the Group'). These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the Group as at 31st December 2002, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Bermuda Companies Act.

Our audit was conducted for the purpose of forming an opinion on the financial statements. The supplementary financial information (being that described as 'prepared in accordance with IFRS as modified by revaluation of leasehold properties') shown on pages 14 to 17 and page 30 is presented for purposes of additional analysis and is not part of the financial statements prepared in accordance with International Financial Reporting Standards. The supplementary financial information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion has been properly prepared in accordance with the basis set out on page 18.

PRICEWATERHOUSECOOPERS
1 Embankment Place
London WC2N 6RH
United Kingdom

25th February 2003

Five Year Summary

prepared in accordance with IFRS as modified by revaluation of leasehold properties

	1998 US$m	1999 US$m	2000 US$m	2001 US$m	**2002 US$m**
Sales and Profit					
Sales*	2,195.1	2,188.1	2,572.3	2,801.7	**2,987.2**
Sales including associates*	3,024.1	3,017.6	3,483.3	3,713.8	**3,964.7**
Net profit/(loss)	157.3	37.3	(194.5)	30.1	**343.2**
Underlying net profit/(loss)	116.6	81.8	(14.7)	33.4	**102.0**
Earnings/(loss) per share (US¢)	8.58	2.08	(11.75)	1.82	**22.43**
Underlying earnings/(loss) per share (US¢)	6.36	4.55	(0.89)	2.02	**6.66**
Dividends per share (US¢)	6.00	6.00	–	–	**3.00**

** Continuing operations*

	1998 US$m	1999 US$m	2000 US$m	2001 US$m	**2002 US$m**
Balance Sheet					
Goodwill	8.5	86.9	72.4	70.1	**79.0**
Tangible assets	949.8	1,127.9	894.0	702.2	**624.9**
Associates and joint ventures	149.2	146.4	123.6	126.0	**143.1**
Deferred tax/other non-current assets	38.2	31.9	40.6	36.6	**41.8**
Net current assets/(liabilities)	412.2	(43.0)	219.5	86.5	**193.2**
Long-term borrowings	(391.9)	(439.7)	(735.6)	(351.6)	**(205.9)**
Deferred tax/other non-current liabilities	(42.9)	(27.0)	(30.6)	(22.4)	**(25.2)**
Net operating assets	1,123.1	883.4	583.9	647.4	**850.9**
Shareholders' funds	1,122.7	878.3	580.7	645.3	**849.4**
Minority interests	0.4	5.1	3.2	2.1	**1.5**
Capital employed	1,123.1	883.4	583.9	647.4	**850.9**
Net asset value per share (US¢)	61.13	53.05	35.07	38.97	**57.35**
Cash Flows					
Cash flows from operating activities	237.9	238.4	191.7	158.0	**286.3**
Cash flows from investing activities	179.3	(339.8)	(193.5)	153.5	**129.5**
Cash flows before financing activities	417.2	(101.4)	(1.8)	311.5	**415.8**
Cash flow per share from operating activities (US¢)	12.98	13.28	11.58	9.54	**18.71**

Principal Subsidiaries, Associates and Joint Ventures

at 31st December 2002

Company name	Country of incorporation	Particulars of issued capital			Attributable interests (%) 2002	2001	Nature of business
Dairy Farm Management Limited**	Bermuda	HKD USD	100,000 100	Ordinary Ordinary	**100**	100	Holding company
Dairy Farm Management Services Limited**	Bermuda	USD	12,000	Ordinary	**100**	100	Group management
DFI Treasury Limited**	British Virgin Islands	USD	1	Ordinary	**100**	100	Treasury company
NORTH ASIA							
Guangdong Sai Yi Convenience Stores Limited	Mainland China	HKD	50,000,000	Ordinary	**65**	65	Convenience stores
Asian Food Industries (Properties) Limited	Hong Kong	HKD	10,000,000	Ordinary	**100**	100	Property
Hayselton Enterprises Limited	Hong Kong	HKD	2	Ordinary	**100**	100	Holding company
Maxim's Caterers Limited*	Hong Kong	HKD	60,000,000	Ordinary	**50**	50	Restaurants
The Dairy Farm Company, Limited	Hong Kong	HKD	60,000,000	Ordinary	**100**	100	Investment holding, supermarkets, convenience stores, health and beauty and home furnishings stores
The Hong Kong Ice & Cold Storage Company Limited	Hong Kong	HKD	500,000	Ordinary	**100**	100	Ice manufacturing and cold store
Wellcome Company Limited	Hong Kong	HKD	255,000	Ordinary	**100**	100	Property
Wellcome Taiwan Company Limited	Taiwan	TWD	1,800,000,000	Ordinary	**100**	100	Supermarkets
Jardine Consumer Marketing Services Taiwan Limited	Taiwan	TWD	171,000,000	Ordinary	**100**	-	Home furnishings stores
CJ Olive Young Limited*	South Korea	KRW	12,100,000,000	Ordinary	**50**	-	Health and beauty stores
SOUTH ASIA							
Guardian Pharmacy (Malaysia) Sdn Bhd	Malaysia	MYR	12,000,000	Ordinary	**100**	100	Pharmacies
Giant TMC Bhd	Malaysia	MYR	19,669,914	Ordinary	**100**	100	Supermarkets and hypermarkets
Fitzpatrick's Holdings Pte Limited	Singapore	SGD	30,000,000	Ordinary	**100**	100	Holding company
Cold Storage Singapore (1983) Pte Limited	Singapore	SGD	25,685,000	Ordinary	**100**	100	Supermarkets, hypermarkets and convenience stores
Guardian SEA Pte Limited	Singapore	SGD	4,000,000	Ordinary	**100**	100	Pharmacies
PT Hero Supermarket Tbk*	Indonesia	IDR	164,710,000,000	Ordinary	**37**	37	Supermarkets, hypermarkets, pharmacies and convenience stores
Foodworld Supermarkets Limited*	India	INR	630,613,000	Ordinary	**49**	49	Supermarkets
RPG Guardian Limited*	India	INR	110,000,000	Ordinary	**50**	50	Health and beauty stores

* *Associates or joint ventures. All other companies are subsidiaries.*

** *Owned directly.*

Corporate Governance

Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting.

The financial statements, prepared in accordance with International Financial Reporting Standards ('IFRS'), must give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year, and of the profit or loss and cash flows for the year then ended.

The Directors consider that suitable accounting policies, applied on a consistent basis and supported by prudent and reasonable judgements and estimates, have been selected in preparing the financial statements and that applicable accounting standards have been followed. Supplementary financial information, described as being 'prepared in accordance with IFRS as modified by revaluation of leasehold properties', has been presented by the Directors and reviewed and commented upon by the external auditors. The supplementary financial information is intended to provide shareholders with a more meaningful presentation of the Group's financial performance (also refer to the Financial Review on page 10).

It is also the responsibility of the Directors to ensure proper accounting records are maintained and to take reasonable steps to safeguard the assets of the Group as well as to prevent and detect fraud and other irregularities.

Financial and Other Internal Controls

The Board is responsible for maintaining a system of internal financial control designed to enable the Directors to monitor the Group's overall financial position, to help protect its assets and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

Dairy Farm's policy on commercial conduct underpins the Group's internal financial control process. The policy is set out in a published 'Code of Conduct' which covers business ethics, compliance with local legislation and accounting requirements. The Code of Conduct is reinforced and monitored by an annual compliance certification process.

The Board maintains control and direction over strategic, financial, organizational and compliance issues, and has in place an organizational structure with defined lines of responsibility and delegation of authority. There are established policies and procedures for financial planning and budgeting; for information and reporting systems; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Board has delegated to executive management the implementation of the systems of internal financial control. These systems are monitored by an internal audit function which reports its findings and recommendations for any corrective action required to the Audit Committee of Dairy Farm Management Services Limited.

The systems of internal control include:

- An ongoing process of reviewing internal controls and evaluating risks faced by the Group.
- Approval by the Board of annual revenue, expenditure and investment budgets.
- Regular consideration by the Board of performance to date compared with budgets and year-end forecasts.
- Clearly defined capital investment guidelines and procedures set by the Board.
- Regular reporting of fiscal, legal and accounting developments to the Audit Committee and the Board.
- Post event reviews of major investments by the executive management.

Prior to completion and announcement of the half-year and year-end results, a detailed analysis of the Company's financial information is reviewed by the Audit Committee with the executive management and a report is received from the external auditors on the audit process. The external auditors also have access to the full Board, in addition to the Group Chief Executive and other executive Directors.

The Audit Committee keeps under review the nature, scope and results of the external audit and the audits conducted by the internal audit department. The independence and objectivity of the external auditors is also considered on a regular basis.

Directors' Interests

At 31st December 2002, the Directors of the Company had the interests set out below in the ordinary share capitals of the Company and its holding companies, Jardine Strategic Holdings Limited ('Jardine Strategic') and Jardine Matheson Holdings Limited ('Jardine Matheson'), and fellow subsidiary Mandarin Oriental International Limited ('Mandarin Oriental'). These interests were beneficial except where otherwise indicated.

	The Company	Jardine Strategic	Jardine Matheson	Mandarin Oriental
Simon Keswick	66,087	7,181	8,767,770#	19,858
		19,661 *	2,722,552*	
Percy Weatherall	579,981	78,750	30,097,135#	–
			216,069*	
Ronald J Floto	690,300	10,000	–	–
George Joseph Ho	103,500	–	–	–
Brian Keelan	163,800	250,000	37,634	115,000
Henry Keswick	–	–	10,709,433#	–
			55,366*	
Dr George C G Koo	37,483	136,283	20,482	37,825
R C Kwok	94,424	72,015	69,886	45,898
C G R Leach	–	52,962	841,199	–
Norman Lyle	99,900	–	–	100,000
Owen Price	56,614	–	–	–

* *non-beneficial.*

\# *includes 2,269,585 ordinary shares held by a family trust in which Simon Keswick, Percy Weatherall and Henry Keswick each has a discloseable interest.*

In addition:

a) At 31st December 2002, Ronald J Floto and Howard Mowlem held options in respect of 5,754,137 and 1,000,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

b) At 31st December 2002, Percy Weatherall, Brian Keelan, Norman Lyle and James Watkins held options in respect of 605,000, 750,000, 700,000 and 500,000 ordinary shares, respectively, in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

c) At 31st December 2002, Simon Keswick, Percy Weatherall, Brian Keelan, Henry Keswick, R C Kwok, C G R Leach, Norman Lyle and James Watkins had deemed interests in 35,915,991 ordinary shares in Jardine Matheson as discretionary objects under the 1947 Trust, the income of which is available for distribution to senior executive officers and employees of Jardine Matheson and its wholly-owned subsidiaries.

d) On 5th March 2003, Ronald J Floto and Howard Mowlem were granted options in respect of a further 400,000 and 200,000 ordinary shares, respectively, issued pursuant to the Company's Senior Executive Share Incentive Schemes.

e) On 6th March 2003, Percy Weatherall and Brian Keelan were each granted options in respect of a further 100,000 ordinary shares in Jardine Matheson issued pursuant to that company's senior executive share incentive schemes.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 7th March 2003.

Directors' Appointments, Remuneration and Service Contracts

In accordance with Bye-Law 85, George Joseph Ho, Henry Keswick and R C Kwok retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. None of the Directors proposed for re-election has a service contract with any Group company which has a notice or contract period of one or more years or which provides for compensation on termination of an amount which equals or exceeds one year's salary and benefits in kind.

For the year ended 31st December 2002, the Directors received remuneration and benefits in kind payable by the Group which amounted to US$4.0 million (2001: US$3.0 million). A motion to increase the Directors' fees to US$20,000 each per annum and the fee for the Chairman and Managing Director to US$25,000 each per annum, save that salaried executives shall not be eligible for such fees, with effect from 1st January 2003 will be proposed at the forthcoming Annual General Meeting (the previous increase being in 1994).

Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company of the following notifiable interests in the ordinary shares of the Company: The Verandah Trust Company Limited, a subsidiary and trustee of the Senior Executive Share Incentive Schemes of the Company, was interested in 50,981,137 ordinary shares representing 3.32% of the Company's current issued ordinary share capital. Jardine Strategic and its subsidiary undertakings were interested directly and indirectly in 1,080,010,708 ordinary shares representing 70.42% of the Company's current issued ordinary share capital, which interest included those shares held by The Verandah Trust Company Limited. By virtue of its interest in Jardine Strategic, Jardine Matheson was deemed to be interested in the same number of ordinary shares. Apart from these shareholdings, the Company is not aware of any notifiable interest in 3% or more of the issued ordinary share capital of the Company as at 7th March 2003.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

There were no contracts of significance with corporate substantial shareholders during the year under review.

Securities Purchase Arrangements

At the Annual General Meeting held on 8th May 2002, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

On 8th April 2002, the Company repurchased and cancelled 170,068,653 ordinary shares of the Company, of which 169,999,627 ordinary shares were repurchased under the tender offer authority and 69,026 ordinary shares were repurchased pursuant to the Directors' general repurchase authority. The offer price was US$0.75 per ordinary share. In addition, during the year the Company repurchased through the stock market and cancelled a further 6,448,700 ordinary shares, representing 0.42% of the Company's issued ordinary share capital, for an aggregate consideration of US$5.4 million.

On 25th February 2003, the Company announced its intention to repurchase up to 170 million ordinary shares (representing approximately 11% of its issued ordinary share capital) through a tender offer. Under the tender offer, tenders are invited in the range of US$0.96 to US$1.10 per share. The tender offer will close on 28th March 2003.

Arrangements under which Shareholders have Agreed to Waive Dividends

The Verandah Trust Company Limited has waived the interim dividend and has undertaken to waive the recommended final dividend for 2002 in respect of the ordinary shares in which it is interested as trustee of the Company's Senior Executive Share Incentive Schemes.

Related Party Transactions

During the course of the year, the Company entered into transactions with 'related parties', as defined in the listing rules of the UK Listing Authority, details of which are included in note 33 to the financial statements on page 48.

Annual General Meeting

The full text of the resolutions and explanatory notes in respect of the 2003 Annual General Meeting to be held on 7th May 2003 are contained in the Notice of Meeting which accompanies this report.

Shareholder Information

Financial Calendar

2002 full-year results announced	25th February 2003
Share registers closed	7th to 11th April 2003
Annual General Meeting to be held	7th May 2003
2002 final dividend payable	14th May 2003
2003 half-year results to be announced	29th July 2003*
Share registers to be closed	25th to 29th August 2003*
2003 interim dividend payable	15th October 2003*

* *Subject to change.*

Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th April 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

Principal Registrar
Jardine Matheson International Services Limited
P O Box HM 1068
Hamilton HM EX
Bermuda

Jersey Branch Registrar
Capita IRG (Offshore) Limited
P O Box 378
St Helier, Jersey JE4 0FF
Channel Islands

United Kingdom Transfer Agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent BR3 4TU
England

Singapore Branch Registrar
M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

ADR Depositary
The Bank of New York
Depositary Receipts Division
101 Barclay Street, 22nd Floor
New York, NY 10286
United States of America

Press releases and other financial information on the Company can be accessed through the Internet at 'www.dairyfarmgroup.com'.

Management and Offices

MANAGEMENT

Ronald J Floto	*Group Chief Executive*
Howard Mowlem	*Group Finance Director*
Ed Chan	*Regional Director, North Asia*
Michael Kok	*Regional Director, South Asia*

OFFICE
7/F Devon House, Taikoo Place
979 King's Road
Quarry Bay, Hong Kong
P O Box 286, GPO
Tel : (852) 2299 1888
Fax : (852) 2299 4888

SOUTH ASIA
1 Sophia Road #06-38
Peace Centre, Singapore 228149
Tel : (65) 6337 2766
Fax : (65) 6339 0398
Michael Kok

Malaysia
Giant TMC Bhd
Mezzanine Floor
Giant Hypermarket Shah Alam Stadium
Lot 2, Persiaran Sukan, Seksyen 13
40100 Shah Alam
Selangor Darul Ehsan
Tel : (60) 3 5544 8888
Fax : (60) 3 5511 0164
John Coyle

Singapore
Cold Storage Singapore (1983) Pte Ltd
1 Sophia Road #06-38
Peace Centre, Singapore 228149
Tel : (65) 6337 2766
Fax : (65) 6339 0398
Gary Dunwell

India
Foodworld Supermarkets Ltd*
RPG Guardian Ltd*
Spencer Plaza, 4th Floor
769, Anna Salai, Chennai-600 002
Tel : (91) 44 2852 3611
Fax : (91) 44 2852 3691
Ramesh Ramanathan

Indonesia
PT Hero Supermarket Tbk*
Jl. Jend. Gatot Subroto No. 177A
Kav. 64, 12870 Jakarta
Tel : (62) 21 837 88388
Fax : (62) 21 831 7734
Ipung Kurnia

NORTH ASIA
7/F Devon House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong
Tel : (852) 2299 1888
Fax : (852) 2299 4888
Ed Chan

Hong Kong
The Dairy Farm Company, Ltd
5/F Devon House
Taikoo Place
979 King's Road
Quarry Bay
Tel : (852) 2299 3388
Fax : (852) 2299 2388
Ed Chan

Maxim's Caterers Ltd*†
3505, Gloucester Tower
Landmark
Central
Tel : (852) 2523 4107
Fax : (852) 2845 0715
James T Wu

Mainland China
Guangdong Sai Yi Convenience Stores Ltd
3/F Guangdong Mechanical Sub-Building
185 Yue Hua Road
Yue Xiu District
Guangzhou
Tel : (86) 20 8364 7118
Fax : (86) 20 8364 7436
John Ma

Taiwan
Wellcome Taiwan Company Ltd
2nd Floor
175 Hua Ling Street
Shih Lin
Taipei
Tel : (886) 2 2883 9489
Fax : (886) 2 2881 7050
Alex Tay

IKEA, Taiwan
Room B, 10/F
No. 337, Section 3
Nanking East Road
Taipei
Tel : (886) 2 8712 9899
Fax : (886) 2 8712 7866
Brian Tuson

South Korea
CJ Olive Young Ltd*
441, Chunglim-dong
Chung-ku, Seoul
Korea, 100-791
Tel : (822) 6740 0014 (Rep.)
Fax : (822) 6740 1026
In-Sung Park

Further information about the Group can be found at our Internet website '**www.dairyfarmgroup.com**'.

* *Associates or joint ventures.*

† *Starbucks stores in Hong Kong, Macau and Shenzhen are operated by Coffee Concepts (Hong Kong) Limited and Coffee Concepts (Southern China) Limited, joint venture companies between Hong Kong Maxim's group and Starbucks Coffee International, Inc.*

DESIGN: FORMAT LIMITED



Full Text Announcement


DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Annual Report & Notice of AGM
Released	07:08 27 Mar 2003
Number	2665J

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

ANNUAL REPORT 2002 AND NOTICE OF ANNUAL GENERAL MEETING

Dairy Farm International Holdings Limited announces that its Annual Report for the year ended 31st December 2002 and the Notice of the 2003 Annual General Meeting have been posted to shareholders today, Thursday, 27th March 2003, and are available on the Company's website at www.dairyfarmgroup.com.

Copies of the above documents have also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

27th March 2003

www.dairyfarmgroup.com

END





DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Dairy Farm International Holdings Limited

Annual General Meeting 2003

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Dairy Farm International Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Wednesday, 7th May 2003 at 9.00 a.m. for the following purposes:

1. To receive and consider the Financial Statements and the Independent Auditors' Report for the year ended 31st December 2002, and to declare a final dividend.
2. To re-elect Directors.
3. To fix the Directors' remuneration.
4. To appoint PricewaterhouseCoopers LLP as the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments, the following Ordinary Resolutions:

5. That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Senior Executive Share Incentive Schemes, shall not exceed US$4.1 million, and the said approval shall be limited accordingly.

6. That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company purchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 5 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

By Order of the Board
C H WILKEN
Company Secretary

27th March 2003

Non-routine business

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 4

This resolution relates to the appointment of PricewaterhouseCoopers LLP as the Auditors of the Company. A notice has been received from a shareholder of the Company of its intention to nominate PricewaterhouseCoopers LLP as Auditors of the Company. The Company's existing Auditors, PricewaterhouseCoopers ('PwC'), are not seeking for re-appointment following the conversion of PwC to a Limited Liability Partnership (LLP) from 1st January 2003. PwC has transferred substantially all its business to PricewaterhouseCoopers LLP, and it is, therefore, proposed that this new firm be appointed to succeed PwC as the Auditors of the Company.

Resolution 5

This resolution relates to the renewal of a general mandate authorizing the Directors to issue shares up to a maximum of 5% of the aggregate nominal amount of the issued share capital of the Company. The proposed authority will expire at the conclusion of the subsequent Annual General Meeting and it is intended to seek its renewal at that and future Annual General Meetings. The Directors have no current intention of issuing any shares pursuant to this mandate. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 6

This resolution relates to the renewal of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the UK Listing Authority will be not less than US¢5 $^{5}/_{9}$ and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 7th March 2003, the latest practicable date prior to the publication of this document, a total of 50,981,137 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding, representing 3.32% of the issued share capital at that date and 3.91% of the issued share capital if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

The authority conferred on the Directors by the Repurchase Mandate would continue in force until the conclusion of the next Annual General Meeting of the Company unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of its own securities. Such purchases are subject to and will be made in accordance with the UK Listing Authority listing rules. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and shareholders to do so.

Note:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee, within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

Dairy Farm International Holdings Limited

Form of Proxy

Annual General Meeting – 7th May 2003

I/We[1] ....

of ....

hereby appoint the Chairman of the Meeting or[2,3] ....

....

as my/our proxy to attend and vote the number of shares indicated below[5] instead of me/us at the Annual General Meeting to be held on 7th May 2003 and at any adjournment thereof.

I/We direct that my/our proxy vote as indicated[6]:

	Resolution		For	Against
1	To receive the Financial Statements for 2002 and to declare a final dividend.	1		
2	To re-elect the following Directors: a George Joseph Ho	2a		
	b Henry Keswick	2b		
	c R C Kwok	2c		
3	To fix the Directors' remuneration.	3		
4	To appoint PricewaterhouseCoopers LLP as the Auditors and to authorize the Directors to fix their remuneration.	4		
5	To renew the general mandate to the Directors to issue new shares.	5		
6	To renew the general mandate to the Directors to purchase the Company's shares.	6		

NOTES:

1. Please insert your full name and address in **block capitals** in the space provided. Only one of the joint holders should be mentioned (but see note 4 below).
2. If any proxy other than the Chairman of the Meeting is preferred, insert the name and address of the proxy desired in **block capitals** in the space provided and initial the alteration. The proxy need not be a member of the Company.
3. All proxies may vote on a poll and all proxies, other than Directors or officers of the Company or any of its subsidiaries, may vote on a show of hands.
4. If more than one joint holder be present at the Meeting personally or by proxy, the holder present whose name stands first in the register in respect of the relevant shares will alone be entitled to vote in respect of them.
5. Please insert the number of shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the shares in the Company which are registered in your name (whether alone or jointly with others).
6. Please indicate with a tick in the relevant box which way you wish your vote to be cast. If no indication is given, the proxy will vote or abstain at his discretion.
7. Corporations must execute under common seal or by an attorney or duly authorized officer.
8. To be valid this form, together with any power of attorney under which it is signed, must be deposited at any one of the Company's registrars/transfer agent: Jardine Matheson International Services Limited, P.O. Box HM 1068, Hamilton HM EX, Bermuda; Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England; M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906; not later than 9.00 a.m. (local time) on 5th May 2003.
9. Completion and return of this form will not preclude you from attending and voting at the Meeting should you so wish.

Signed[7] ....

Date 2003

Number of shares to which this proxy relates[5].

www.dairyfarmgroup.com